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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                       SOUTHERN PERU COPPER CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   843611104
                   ----------------------------------------
                                (CUSIP Number)

                            Daniel Tellechea Salido
                     Administration and Finance President
                          Grupo Mexico, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                                      and

                            Daniel Tellechea Salido
                              Vice President and
                     Administration and Finance President
                Grupo Minero Mexico Internacional, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                                      and

                            Daniel Tellechea Salido
                     Administration and Finance President
                   Controladora Minera Mexico, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                             (Page 1 of 19 Pages)
                                      and

                            Daniel Tellechea Salido
             Executive Vice President and Chief Financial Officer
                          Americas Mining Corporation
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

                                      and

                            Daniel Tellechea Salido
                                Vice President
                             SPHC II Incorporated
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

                                      and

                           Douglas McAllister, Esq.
                                General Counsel
                              ASARCO Incorporated
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

                                      and

                            Daniel Tellechea Salido
                         Vice President and Treasurer
                      Southern Peru Holdings Corporation
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                                   copy to:
                          Michael L. Fitzgerald, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                              Tel. (212) 839-5300

                                March 31, 2003
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following pages)

CUSIP No. 843611104                                                      Page 3 of 19 Pages


-------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.                              Grupo Mexico, S.A. de C.V.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).    13-1808503
-------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a)     /X/
                                                                        (b)     /_/
-------------------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                              OO
-------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                   /_/
-------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Mexico
-------------------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     ----------------------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                43,529,649
      REPORTING       ---------------------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                      ---------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            43,529,649
-------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        43,529,649
-------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                       /_/
-------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        54.4% of total Common Shares,(1) 65.8% of Class A Common Stock
-------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------------------

----------
(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104                                                      Page 4 of 19 Pages


-------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.      Grupo Minero Mexico Internacional, S.A. de C.V.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
-------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a)     /X/
                                                                        (b)     /_/
-------------------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                              OO
-------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                   /_/
-------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
-------------------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     ----------------------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                17,247,579
      REPORTING      ----------------------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                     ----------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            17,247,579
-------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,247,579
-------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                       /_/
-------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.6% of total Common Shares,(1) 26.2% of Class A Common Stock
-------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------------------

----------
(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104                                                      Page 5 of 19 Pages


-------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.            Controladora Minera Mexico, S.A. de C.V.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
-------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a)     /X/
                                                                        (b)     /_/
-------------------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                              OO
-------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                   /_/
-------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
-------------------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     ----------------------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                17,247,579
      REPORTING      ----------------------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                     ----------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            17,247,579
-------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        17,247,579
-------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                       /_/
-------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.6% of total Common Shares,(1) 26.2% of Class A Common Stock
-------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------------------

----------
(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104                                                      Page 6 of 19 Pages


-------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.                            Americas Mining Corporation
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).      86-1010884
-------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a)     /X/
                                                                        (b)     /_/
-------------------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                              OO
-------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                    /_/
-------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
-------------------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     ----------------------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                43,529,649
      REPORTING      ----------------------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                     ----------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            43,529,649
-------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        43,529,649
-------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                       /_/
-------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        54.4% of total Common Shares,(1) 65.8% of Class A Common Stock
-------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------------------

----------
(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104                                                      Page 7 of 19 Pages


-------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.                                SPHC II Incorporated
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).       13-3700414
-------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a)     /X/
                                                                        (b)     /_/
-------------------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                              OO
-------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                   /_/
-------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
-------------------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     ----------------------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                43,348,949
      REPORTING      ----------------------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                     ----------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            43,348,949
-------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        43,348,949
-------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                       /_/

-------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        54.2% of total Common Shares,(1) 65.8% of Class A Common Stock
-------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------------------

----------
(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104                                                      Page 8 of 19 Pages


-------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.                                    ASARCO Incorporated
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).        13-4924440
-------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a)     /X/
                                                                        (b)     /_/
-------------------------------------------------------------------------------------------
   3    SEC USE ONLY
-------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                              OO
-------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                   /_/
-------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION               New Jersey
-------------------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     ----------------------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                180,700
      REPORTING      ----------------------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                     ----------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            180,700
-------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        180,700
-------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                       /_/
-------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2% of total Common Shares(1)
-------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
-------------------------------------------------------------------------------------------

----------
(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104                                                      Page 9 of 19 Pages


-------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.                      Southern Peru Holdings Corporation
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).        13-4152060
--------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                              (a)     /X/
                                                                        (b)     /_/
--------------------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                              OO
--------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                   /_/
--------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
--------------------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY     -----------------------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                0
      REPORTING      -----------------------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                     -----------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
--------------------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                       /_/
--------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
--------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
--------------------------------------------------------------------------------------------

CUSIP No. 843611104                                         Page 10 of 19 Pages


          Grupo Mexico, S.A. de C.V. ("Grupo Mexico"), Grupo Minero Mexico International, S.A. de C.V. ("GMMI"), Controladora Minera Mexico, S.A. de C.V. ("Controladora"), Americas Mining Corporation ("AMC"), SPHC II Incorporated ("SPHC II"), ASARCO Incorporated ("ASARCO") and Southern Peru Holdings Corporation ("SPHC") (collectively, Grupo Mexico, GMMI, Controladora, AMC, SPHC II, ASARCO and SPHC, the "Reporting Persons") hereby amend the report on
Schedule 13D regarding shares of Southern Peru Copper Corporation (the "Company"), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July
16, 2001 and on February 11, 2003 (collectively with this Amendment No. 7, the "Schedule 13D"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.   Security and Issuer.

          This Schedule 13D relates to Common Stock of the Company, $0.01 par value per share ("Common Stock"), and Class A Common Stock of the Company, $0.01 par value per share ("Class A Common Stock", together with the Common Stock, the "Common Shares").

Item 2.   Identity and Background.

          Item 2 is hereby amended and supplemented by adding the following:

          Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex I hereto is incorporated herein by reference.

          Annex II hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of SPHC II. The information set forth in Annex II hereto is incorporated herein by reference.

          During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no person listed on Annex I hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and supplemented by adding the following:

          As previously disclosed, certain of the Reporting Persons have for some time intended to engage in a transaction in which SPHC would sell to AMC all of the Class A Common Stock of the Company owned by it. As previously disclosed, on February 3, 2003, the United States District Court for the District of Arizona approved and entered a consent decree (the "Consent Decree") approving the terms of this transaction. Pursuant to the terms of the Consent Decree, on March 31, 2003, AMC, ASARCO, SPHC and SPHC II entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), a form of which was attached as Exhibit 1 to Amendment No. 6 to this Schedule 13D, filed on February 11, 2003, and is incorporated herein by reference, with respect to the sale by SPHC of all of its Class A Common Stock (the "SPCC Shares") to AMC for consideration of $765.0 million in a combination of (i) $500 million cash (the "Cash Funding"), (ii) promissory notes in the principal amount of (A) $123.25 million ("Note A") and (B) $100 million ("Note B") and (iii) cancellation of $41.75 million of indebtedness. The Cash Funding was financed using (i) borrowings under that certain Credit Agreement, dated as of February 28, 2003 (the "AMC Credit Agreement"), among AMC, as borrower, and the lenders party thereto (the "AMC Lenders"), pursuant to which AMC borrowed $310 million, (ii) AMC's working capital and capital contributions from Grupo Mexico and (iii) a combination of clauses (i) and (ii). A copy of the AMC Credit Agreement is attached as Exhibit 3 hereto and is incorporated herein by reference. The AMC Credit Agreement is secured by, among other things, a pledge of the SPCC Shares pursuant to that certain Stock Pledge Agreement, dated as of March 31, 2003 (the "Stock Pledge Agreement"), made by SPHC II, in favor of the AMC

CUSIP No. 843611104                                        Page 11 of 19 Pages


Lenders. A copy of the Stock Pledge Agreement is attached as Exhibit 4 hereto and is incorporated herein by reference.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding the following:

          On March 31, 2003, the parties consummated the transactions contemplated by the Stock Purchase Agreement, whereby AMC acquired the SPCC Shares from SPHC and AMC contributed the SPCC Shares to its wholly-owned subsidiary, SPHC II.

          The Reporting Persons may also from time to time acquire, purchase or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, hold such shares or propose changes in the membership of the Board of Directors, as the Reporting Persons may determine at any such time based upon its evaluation of the Company's businesses and prospects, alternative investment opportunities and all other factors deemed relevant. Except as described in this Item 4, as of the date of this statement none of the Reporting Persons has any plans or has made any proposals that relate to or would result in any action enumerated in Items 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented by adding the following:

          The Reporting Persons other than ASARCO and SPHC beneficially own 43,348,949 shares of Class A Common Stock, which are convertible on a one-to-one basis into shares of Common Stock, representing approximately 65.8% of the issued and outstanding shares of Class A Common Stock and approximately 54.2% of the issued and outstanding Common Stock (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis). The Reporting Persons other than SPHC II and SPHC also beneficially own 180,700 shares of Common Stock, which were acquired by ASARCO through open market transactions, the last of which occurred February 24, 2003. The shares of Common Stock represent approximately 1.3% of the issued and outstanding shares of Common Stock and 0.2% of the issued and outstanding Common Stock (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis). Other than as set forth herein, the Reporting Persons have neither acquired nor disposed of any shares of Class A Common Stock or Common Stock since the date of the Schedule 13D.

          Grupo Mexico and AMC have shared power to vote and shared dispositive power of 43,529,649 shares of Class A Common Stock. SPHC II has shared power to vote and shared dispositive power of 43,348,949 shares of Class A Common Stock. GMMI and Controladora have shared power to vote and shared dispositive power of 17,247,579 shares of Class A Common Stock. ASARCO has shared power to vote and shared dispositive power of 180,700 shares of Common Stock. SPHC has shared power to vote and shared dispositive power of no shares of Common Stock.

          Except as set forth in the Schedule 13D, none of the Reporting Persons or, to their knowledge, any of the persons listed in the Annexes hereto (other than those individuals named in Schedule A hereto) beneficially owns any equity security of the Company and none of the Reporting Persons or, to their knowledge, any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

          Except as set forth in the Schedule 13D, none of the Reporting Persons or, to their knowledge, any of the persons listed in the Annexes hereto, has any contract, arrangement, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fee, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 843611104                                        Page 12 of 19 Pages


          Except as set forth in the Schedule 13D, no person is known to any of the Reporting Persons or to their knowledge to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Shares.

          On March 31, 2003, each of ASARCO and SPHC ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The responses to Item 3 and Item 4 are incorporated herein by reference in their entirety. The Termination and Joint Filing Agreement, dated April 2, 2003, among the Reporting Persons (a copy of which is attached hereto as Exhibit 1), the Joint Filing Agreement, dated as of April 2, 2003, among certain of the Reporting Persons (a copy of which is attached hereto as Exhibit 2), the AMC Credit Agreement, dated as of February 28, 2003, among AMC, as borrower, and the AMC Lenders (a copy of which is attached hereto as Exhibit 3), and the Stock Pledge Agreement, dated as of March 31, 2003, made by SPHC II, in favor of the AMC Lenders (a copy of which is attached hereto as Exhibit 4), are incorporated herein by reference in their entirety.

Item 7.   Material to be Filed as Exhibits.

1.        Termination and Joint Filing Agreement dated April 2, 2003.

2.        Joint Filing Agreement dated as of April 2, 2003.

3. Credit Agreement dated as of February 28, 2003 among Americas Mining Corporation, as borrower, the lenders party thereto, and Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent.

4. Stock Pledge Agreement, dated as of March 31, 2003, made by SPHC II Incorporated, in favor of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent for the lenders party to the Credit Agreement dated as of February 28, 2003 among Americas Mining Corporation, as borrower, the lenders party thereto, and Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent.

CUSIP No. 843611104                                        Page 13 of 19 Pages


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             GRUPO MEXICO, S.A. de C.V.
             April 2, 2003
             -------------
             Date
             /s/ Daniel Tellechea Salido
             ---------------------------
             Signature
             Daniel Tellechea Salido, Administration and Finance President
             -------------------------------------------------------------
             Name/Title

             GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V.
             April 2, 2003
             -------------
             Date
             /s/ Daniel Tellechea Salido
             ---------------------------
             Signature
             Daniel Tellechea Salido, Administration and Finance President
             -------------------------------------------------------------
             Name/Title

             CONTROLADORA MINERA MEXICO, S.A. de C.V.
             April 2, 2003
             -------------
             Date
             /s/ Daniel Tellechea Salido
             ---------------------------
             Signature
             Daniel Tellechea Salido, Administration and Finance President
             -------------------------------------------------------------
             Name/Title

             AMERICAS MINING CORPORATION
             April 2, 2003
             -------------
             Date
             /s/ Daniel Tellechea Salido
             ---------------------------
             Signature
             Daniel Tellechea Salido, Executive Vice President and
             Chief Financial Officer
             -------------------------------------------------------------------
             Name/Title

             SPHC II INCORPORATED
             April 2, 2003
             -------------
             Date
             /s/ Daniel Tellechea Salido
             ---------------------------
             Signature
             Daniel Tellechea Salido, Vice President
             ---------------------------------------
             Name/Title

             ASARCO INCORPORATED
             April 2, 2003
             -------------
             Date
             /s/ Daniel Tellechea Salido
             ---------------------------
             Signature
             Daniel Tellechea Salido, Executive Vice President and Chief
               Financial Officer
             -----------------------------------------------------------
             Name/Title

             SOUTHERN PERU HOLDINGS CORPORATION
             April 2, 2003
             -------------
             Date
             /s/ Daniel Tellechea Salido
             ---------------------------
             Signature
             Daniel Tellechea Salido, Vice President and Treasurer
             -----------------------------------------------------
             Name/Title

CUSIP No. 843611104                                        Page 14 of 19 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 843611104                                        Page 15 of 19 Pages


                                  Schedule A

       BENEFICIAL OWNERSHIP OF COMMON SHARES BY CERTAIN DIRECTORS OF THE
                               REPORTING PERSONS

      The following table sets forth the name of each director of the Reporting Persons who beneficially owns Common Shares of the Company and the total number of Common Shares beneficially owned by such director as of the date of this Schedule 13D.

           -----------------------------------------------
                     NAME               COMMON SHARES
                                     BENEFICIALLY OWNED
           -----------------------------------------------
           Hector Garcia de                  400
           Quevedo Topete
           -----------------------------------------------
           Xavier Garcia de                  400
           Quevedo Topete
           -----------------------------------------------
           German Larrea                     800
           Mota-Velasco
           -----------------------------------------------
           Genaro Larrea                     800
           Mota-Velasco
           -----------------------------------------------
           Daniel Tellechea Salido           800
           -----------------------------------------------
           Armando Ortega Gomez              200
           -----------------------------------------------

CUSIP No. 843611104                                        Page 16 of 19 Pages

                                    Annex I
                                    -------

                                      AMC
                                      ---

                       Directors and Executive Officers

1. DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of Mexico.

--------------------------------------------------------------------------------------
      NAME            PRINCIPAL BUSINESS             TITLE             PRINCIPAL
                           ADDRESS                                     OCCUPATION
--------------------------------------------------------------------------------------
German Larrea     Baja California 200            Chairman of the     Chairman of the
Mota-Velasco      06760 Mexico City              Board, Chief        Board and Chief
                                                 Executive           Executive
                                                 Officer and         Officer of
                                                 President           Grupo Mexico
--------------------------------------------------------------------------------------
Juan Sanchez      Campos Eliseos 400, Fl. 19     Director            Vice President
Navarro Peon      11000 Mexico City                                  of Grupo Modelo,
                                                                     S.A. de C.V.
--------------------------------------------------------------------------------------
Prudencio Lopez   Vasco de Quiroga               Director            President of
Martinez          2121, Fl. 2                                        Sanvica, S.A.
                  01210 Mexico City                                  de C.V.
--------------------------------------------------------------------------------------
Juan I. Gallardo  Monte Caucaso                  Director            Chairman of the
Thurlow           915, Fl. 4                                         Board of Grupo
                  11000 Mexico City                                  Azucarero de
                                                                     Mexico, S.A. de
                                                                     C.V.
--------------------------------------------------------------------------------------
Carlos Giron      Lamartine 730                  Director            Retired
Peltier           11560 Mexico City
--------------------------------------------------------------------------------------
Genaro Larrea     2575 East Camelback Road,      Director            President of
Mota-Velasco      Suite 500                                          ASARCO
                  Phoenix, Arizona 85016
--------------------------------------------------------------------------------------
Agustin           Campos Eliseos 345             Director            Partner of
Santamarina V.    11560 Mexico City                                  Santamarina y
                                                                     Steta, S.C.
--------------------------------------------------------------------------------------
Daniel Tellechea  Baja California 200            Director,           Administration
Salido            06760 Mexico City              Executive Vice      and Finance
                                                 President and       President of
                                                 Chief Financial     Grupo Mexico
                                                 Officer
--------------------------------------------------------------------------------------
Oscar Gonzalez    Av. Caminos Del Inca           Director            President of
Rocha             171 Lima, Peru                                     Southern Peru
                                                                     Copper
                                                                     Corporation
--------------------------------------------------------------------------------------
Xavier Garcia de  Baja California 200            Director, Vice      President of
Quevedo Topete    06760 Mexico City              President and       Minera Mexico,
                                                 Chief Operating     S.A. de C.V.
                                                 Officer
--------------------------------------------------------------------------------------
Alfredo Casar     Bosque de Ciruelos 00          Director            President and
Perez             11700 Mexico City                                  Managing
                                                                     Director of
                                                                     Ferrocarril
                                                                     Mexicano, S.A.
                                                                     de C.V.
--------------------------------------------------------------------------------------


CUSIP No. 843611104                                        Page 17 of 19 Pages


--------------------------------------------------------------------------------------
      NAME            PRINCIPAL BUSINESS             TITLE             PRINCIPAL
                           ADDRESS                                     OCCUPATION
--------------------------------------------------------------------------------------
Eduardo Gonzalez  Insurgentes Sur 432            Director            Independent
Gomez             06760 Mexico City                                  Financial
                                                                     Advisor
--------------------------------------------------------------------------------------
Ernesto Duran     Baja California 200            Vice President      Corporate
Trinidad          06760 Mexico City              and Controller      Controller of
                                                                     Grupo Mexico
--------------------------------------------------------------------------------------
Hector Garcia de  Baja California 200            Vice President      General
Quevedo Topete    06760 Mexico City              and Secretary       Director for
                                                                     Special Affairs
                                                                     for Grupo Mexico
--------------------------------------------------------------------------------------
Armando Ortega    Baja California 200            Assistant           General Legal
Gomez             06760 Mexico City              Secretary           Director of
                                                                     Grupo Mexico
--------------------------------------------------------------------------------------

CUSIP No. 843611104                                        Page 18 of 19 Pages



                                   Annex II
                                   --------

                                    SPHC II
                                    -------

                       Directors and Executive Officers

2. DIRECTORS AND EXECUTIVE OFFICERS OF SPHC II. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of SPHC
      II. Each such person is a citizen of Mexico.

--------------------------------------------------------------------------------------
      NAME            PRINCIPAL BUSINESS             TITLE             PRINCIPAL
                           ADDRESS                                     OCCUPATION
--------------------------------------------------------------------------------------
German Larrea     Baja California 200            Chairman of the     Director,
Mota-Velasco      06760 Mexico City              Board of            Chairman of the
                                                 Directors           Board and Chief
                                                                     Executive
                                                                     Officer of
                                                                     Grupo Mexico
--------------------------------------------------------------------------------------
Genaro Larrea     2575 East Camelback Road       Director and        President of
Mota-Velasco      Suite 500                      President           ASARCO
                  Phoenix, Arizona 85016
--------------------------------------------------------------------------------------
Daniel Tellechea  Baja California 200            Director and        Administration
Salido            06760 Mexico City              Vice President      and Finance
                                                                     President of
                                                                     Grupo Mexico
--------------------------------------------------------------------------------------
Genaro Guerrero   1150 N. 7th Avenue             Director,           Vice President
Diaz Mercado      Tucson, Arizona 85705          Treasurer           and Treasurer
                                                 and Secretary       of ASARCO
--------------------------------------------------------------------------------------
Ernesto Duran     Baja California 200            Controller          Corporate
Trinidad          06760 Mexico City                                  Comptroller of
                                                                     Grupo Mexico
--------------------------------------------------------------------------------------

CUSIP No. 843611104                                        Page 19 of 19 Pages


                                 Exhibit Index
                                 -------------

1.        Termination and Joint Filing Agreement dated April 2, 2003.

2.        Joint Filing Agreement dated as of April 2, 2003.

3. Credit Agreement dated as of February 28, 2003 among Americas Mining Corporation, as borrower, the lenders party thereto, and Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent.

4. Stock Pledge Agreement, dated as of March 31, 2003, made by SPHC II Incorporated, in favor of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent for the lenders party to the Credit Agreement dated as of February 28, 2003 among Americas Mining Corporation, as borrower, the lenders party thereto, and Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent.

                                   Exhibit 1
                                   ---------

              TERMINATION AND JOINT FILING AGREEMENT

          This Termination and Joint Filing Agreement (this "Agreement") is entered into as of April 2, 2003, by and among Grupo Mexico, S.A. de C.V. ("Grupo Mexico"), Grupo Minero Mexico International, S.A. de C.V. ("GMMI"), Controladora Minera Mexico, S.A. de C.V. ("Controladora"), Americas Mining Corporation ("AMC"), SPHC II Incorporated ("SPHC II"), ASARCO Incorporated ("ASARCO") and Southern Peru Holdings Corporation ("SPHC") (collectively, Grupo Mexico, GMMI, Controladora, AMC, SPHC II, ASARCO and SPHC, the "Filing Parties").

          Whereas, certain of the Filing Parties entered into that certain Joint Filing Agreement, dated as of July 13, 2001 (the "Joint Filing Agreement"), pursuant to which certain of the Filing Parties agreed to prepare jointly and file timely all filings required by the Filing Parties pursuant to Sections 13(d) and 13(g) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective ownership of shares of common stock of Southern Peru Copper Corporation and other securities representing, or convertible into, such shares (collectively, the "Shares");

          Whereas, on March 31, 2003, SPHC transferred all of its Shares to AMC and no longer beneficially owns any Shares;

          Whereas, on March 31, 2003, the SPHC transfer of all of its Shares to AMC resulted in ASARCO no longer beneficially owning more than five percent of the Shares;

          Whereas, the Filing Parties desire to terminate the Joint Filing Agreement and to file an amendment to their Schedule 13D Statement dated January 12, 1996, as amended by Amendment No. 1 thereto dated March 6, 1996, as amended by Amendment No. 2 thereto dated November 19, 1999, as amended by Amendment No. 3 thereto dated October 13, 2000, as amended by Amendment No. 4 thereto dated May 17, 2001, as amended by Amendment No. 5 thereto dated July 16, 2001 and as amended by Amendment No. 6 thereto dated February 11, 2003 (collectively, the "Schedule 13D") relating to the Shares with the Securities and Exchange Commission (the "Commission") with respect to the termination of the Joint Filing Agreement; and

          Whereas, pursuant to Rule 13d-1(k) promulgated by the Commission under the Exchange Act, the Filing Parties desire to enter into this Agreement to evidence their agreement to file jointly an amendment to the Schedule 13D with the Commission with respect to the termination of the Joint Filing Agreement.

          NOW, THEREFORE, in consideration of the premises, the Filing Parties agree as follows:

     1. The Filing Parties hereby agree that the Joint Filing Agreement shall be terminated and of no further force and effect upon the execution and delivery of this Agreement on April 2, 2003 by all of the Filing Parties.

     2. The Filing Parties hereby agree to cooperate in the preparation and filing with the Commission of an amendment to the Schedule 13D to report jointly the termination of the Joint Filing Agreement as evidenced by the execution and delivery of this Agreement.

     3. The Filing Parties hereby agree to permit the attachment of this Agreement as an exhibit to the amendment to the Schedule 13D to evidence the agreement of such Filing Parties that such amendment to the Schedule 13D is being filed on behalf of all of the Filing Parties.

          This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first written.

Dated: April 2, 2003       GRUPO MEXICO, S.A. DE C.V.


                           By:  /s/ Daniel Tellechea Salido
                                ------------------------------------
                                Daniel Tellechea Salido,
                                Administration and Finance President

Dated: April 2, 2003       GRUPO MINERO MEXICO INTERNACIONAL, S.A.
                           de C.V.


                           By:  /s/ Daniel Tellechea Salido
                                ----------------------------------
                                Daniel Tellechea Salido,
                                Vice President and Administration
                                and Finance President

Dated: April 2, 2003       CONTROLADORA MINERA MEXICO, S.A. de C.V.


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Administration and Finance President

Dated: April 2, 2003       AMERICAS MINING CORPORATION


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Vice President and Chief Financial Officer

Dated: April 2, 2003       SPHC II INCORPORATED


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Vice President

Dated: April 2, 2003       ASARCO INCORPORATED


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Executive Vice President and Chief
                                Financial Officer

Dated: April 2, 2003       SOUTHERN PERU HOLDINGS CORPORATION


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Vice President and Treasurer

                                   Exhibit 2
                                   ---------

                            JOINT FILING AGREEMENT

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: April 2, 2003       GRUPO MEXICO, S.A. DE C.V.


                           By:  /s/ Daniel Tellechea Salido
                                ------------------------------------
                                Daniel Tellechea Salido,
                                Administration and Finance President

Dated: April 2, 2003       GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V.


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Vice President and Administration
                                and Finance President

Dated: April 2, 2003       CONTROLADORA MINERA MEXICO, S.A. de C.V.


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Administration and Finance President

Dated: April 2, 2003       AMERICAS MINING CORPORATION


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Vice President and Chief Financial Officer

Dated: April 2, 2003       SPHC II INCORPORATED


                           By:  /s/ Daniel Tellechea Salido
                                -------------------------------
                                Daniel Tellechea Salido,
                                Vice President

                                   Exhibit 3
                                   ---------

                               CREDIT AGREEMENT

                                                               EXECUTION COPY

===============================================================================



                               U.S.$310,000,000


                               CREDIT AGREEMENT

                                     among

                         AMERICAS MINING CORPORATION,

                                 as Borrower,

             the Several Lenders from Time to Time Parties Hereto,


                                      and


                             BANCO INBURSA, S.A.,

           Institucion de Banca Multiple, Grupo Financiero Inbursa,

                      as Administrative Agent and Lender





                         Dated as of February 28, 2003

=============================================================================

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

SECTION 1. DEFINITIONS.......................................................2
      1.1  Defined Terms.....................................................2
      1.2  Other Definitional Provisions....................................16

SECTION 2. AMOUNT AND TERMS OF COMMITMENTS..................................16
      2.1  Commitments......................................................16
      2.2  Procedure for the Loan Borrowing.................................16
      2.3  Notes............................................................16
      2.4  Repayment of the Loans...........................................17
      2.5  [Intentionally Omitted]..........................................17
      2.6  Optional Prepayments.............................................17
      2.7  Mandatory Prepayments............................................17
      2.8  Interest Rates and Payment Dates.................................17
      2.9  Computation of Interest..........................................18
      2.10 Inability to Determine Interest Rate.............................18
      2.11 Pro Rata Treatment and Payments..................................18
      2.12 Requirements of Law..............................................20
      2.13 Taxes............................................................21
      2.14 Indemnity........................................................22
      2.15 Change of Lending Office.........................................23
      2.16 Replacement of Lenders...........................................23

SECTION 3. REPRESENTATIONS AND WARRANTIES...................................23
      3.1  Financial Condition..............................................24
      3.2  No Change........................................................25
      3.3  Existence; Compliance with Law...................................25
      3.4  Power; Authorization; Enforceable Obligations....................25
      3.5  No Legal Bar.....................................................26
      3.6  Litigation.......................................................26
      3.7  No Default.......................................................26
      3.8  Ownership of Property; Liens.....................................26
      3.9  Intellectual Property............................................26
      3.10 Taxes............................................................27
      3.11 Federal Regulations..............................................27
      3.12 Labor Matters....................................................27
      3.13 ERISA............................................................27
      3.14 Investment Company Act; Other Regulations........................28
      3.15 Subsidiaries.....................................................28
      3.16 Use of Proceeds..................................................28
      3.17 Environmental Matters............................................28
      3.18 Accuracy of Information, etc.....................................29
      3.19 Security Documents...............................................29
      3.20 Solvency.........................................................30

      3.21 Direct Obligations; Pari Passu...................................30
      3.22 Certain Documents................................................30
      3.23 Consent Decree...................................................30
      3.24 Acquired Shares..................................................30
      3.25 Representations in the SPCC Stock Pledge Agreement...............31
      3.26 Representations in the Acquisition Documentation and
           Consent Decree Documentation.....................................31

SECTION 4. CONDITIONS PRECEDENT.............................................31
      4.1  Conditions to Initial Extension of Credit........................31
      4.2  Conditions to Each Extension of Credit...........................35

SECTION 5. AFFIRMATIVE COVENANTS............................................35
      5.1  Financial Statements.............................................35
      5.2  Certificates; Other Information..................................36
      5.3  Payment of Obligations...........................................37
      5.4  Maintenance of Existence; Compliance.............................37
      5.5  Maintenance of Property; Insurance...............................38
      5.6  Inspection of Property; Books and Records; Discussions...........38
      5.7  Notices..........................................................38
      5.8  Environmental Laws...............................................39
      5.9  Use of Proceeds..................................................39
      5.10 Consent Decree...................................................39

SECTION 6. NEGATIVE COVENANTS...............................................39
      6.1  Financial Condition Covenants....................................39
      6.2  Indebtedness.....................................................41
      6.3  Liens............................................................42
      6.4  Fundamental Changes..............................................43
      6.5  Disposition of Property..........................................43
      6.6  Restricted Payments..............................................43
      6.7  Limitations on Modifications of Indebtedness;
           Modifications to Certain Agreements..............................44
      6.8  Transactions with Affiliates.....................................44
      6.9  Sales and Leasebacks.............................................44
      6.10 Changes in Fiscal Periods........................................45
      6.11 Negative Pledge Clauses..........................................45
      6.12 Clauses Restricting Subsidiary Distributions.....................45
      6.13 Lines of Business................................................45
      6.14 Investments......................................................45
      6.15 Amendments to Acquisition Documents..............................46

SECTION 7. EVENTS OF DEFAULT................................................46

SECTION 8. THE ADMINISTRATIVE AGENT.........................................49
      8.1 Appointment.......................................................49
      8.2 Delegation of Duties..............................................50

      8.3 Exculpatory Provisions............................................50
      8.4 Reliance by Administrative Agent..................................50
      8.5 Notice of Default.................................................51
      8.6 Non-Reliance on Administrative Agent and Other Lenders............51
      8.7 Indemnification...................................................51
      8.8 Administrative Agent in Its Individual Capacity...................52
      8.9 Successor Administrative Agent....................................52

SECTION 9. MISCELLANEOUS....................................................53
      9.1 Amendments and Waivers............................................53
      9.2 Notices...........................................................53
      9.3 No Waiver; Cumulative Remedies....................................54
      9.4 Survival of Representations and Warranties........................55
      9.5 Payment of Expenses and Taxes.....................................55
      9.6 Successors and Assigns; Participations and Assignments............56
      9.7 Adjustments; Set-off..............................................58
      9.8 Counterparts......................................................59
      9.9 Severability......................................................59
      9.10 Integration......................................................59
      9.11 GOVERNING LAW....................................................59
      9.12 Submission To Jurisdiction; Waivers..............................59
      9.13 Acknowledgements.................................................60
      9.14 Releases of Guarantees and Liens.................................60
      9.15 Confidentiality..................................................61
      9.16 WAIVERS OF JURY TRIAL............................................61


SCHEDULES:

1.1A     Commitments
3.2(c)   Payment of Dividends and Distributions
3.4      Consents, Authorizations, Filings and Notices
3.6      Litigation
3.13     ERISA
3.15     Subsidiaries
6.2(c)   Existing Indebtedness
6.3(e)   Existing Liens
6.12     Existing Encumbrances or Restrictions
6.14     Restructuring Investments

EXHIBITS:

Exhibit A     Form of Assignment and Acceptance
Exhibit B     Form of Compliance Certificate
Exhibit C-1   Form of SPCC Holdings Stock Pledge Agreement
Exhibit C-2   Form of SPCC Stock Pledge Agreement
Exhibit D     Form of Borrowing Notice

Exhibit E     Form of Note
Exhibit F     Form of Exemption Certificate
Exhibit G     Form of Closing Certificate
Exhibit H-1   Form of Legal Opinion of Sidley Austin Brown & Wood LLP
Exhibit H-2   Form of Legal Opinion of Hans Flury
Exhibit H-3   Form of Legal Opinion of New Jersey Counsel

          CREDIT AGREEMENT (this "Agreement"), dated as of February 28, 2003, among AMERICAS MINING CORPORATION, a Delaware corporation (the "Borrower"), the several banks and other financial institutions or entities from time to time parties to this Agreement (the "Lenders") and BANCO INBURSA, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, as administrative agent (in such capacity, the "Administrative Agent") and a Lender.

                       W I T N E S S E T H:
                       - - - - - - - - - -

          WHEREAS, concurrently with the execution of this Agreement, the Borrower has entered into a Stock Purchase Agreement (the "Acquisition Agreement") with ASARCO Incorporated, a New Jersey corporation and an indirect subsidiary of the Borrower ("Asarco"), Southern Peru Holdings Corporation, a Delaware corporation and a wholly-owned subsidiary of Asarco ("SPHC"), and SPHC II Incorporated, a Delaware corporation and a wholly-owned subsidiary of the Borrower ("SPCC Holdings"), pursuant to which the Borrower has agreed (i) to acquire 43,348,949 shares of Class A Common Stock, par value U.S.$0.01 per share (the "Acquired Shares") of Southern Peru Copper Corporation, a Delaware corporation ("SPCC"), for a purchase price of approximately U.S.$765,000,000, and (ii) immediately upon the consummation of such acquisition, to transfer the Acquired Shares to SPCC Holdings as a capital contribution (collectively, the "Acquisition");

          WHEREAS, the United States government filed a complaint against Asarco and SPHC, seeking to enjoin the transfer of their ownership interests in SPCC in a suit denominated United States v. ASARCO Inc. and Southern Peru Holdings Corporation, No. CIV-02-2079-PHX-RCB (D. Ariz.) (the "Action");

          WHEREAS, the United States government, Asarco and SPHC and, for certain limited purposes, the Borrower and Grupo Mexico, S.A. de C.V. ("Grupo Mexico") have entered into a consent decree, including attachments and related agreements, which has been approved, and a final judgment with respect thereto has been entered on February 3, 2003, by Honorable Robert C. Broomfield, Chief Judge of the United States District Court for the District of Arizona, that resolves the claims raised by the United States government in the Action (the "Consent Decree");

          WHEREAS, the Borrower intends to finance the Acquisition and related fees and expenses from the following sources: (i) the Borrower will obtain a secured term loan facility in a principal amount of up to U.S.$310,000,000 pursuant to this Agreement; (ii) the Borrower and its affiliates will cancel U.S.$41,750,000 of debt owed to them by Asarco and SPHC; (iii) the Borrower will issue in favor of SPHC a promissory note in the amount of U.S.$123,250,000 ("Acquisition Note A"); (iv) the Borrower will issue in favor of SPHC a second promissory note in the amount of U.S.$100,000,000 ("Acquisition Note B"; and together with the Acquisition Note A, the "Acquisition Notes"); (v) the Borrower will obtain U.S.$50,000,000 in respect of its participation interest in the Asarco Credit Facility (as hereinafter defined) upon the repayment thereof as more fully described below; and (vi) the Borrower will obtain approximately U.S.$145,000,000 from capital contributions from its affiliates;

          WHEREAS, as part of the transactions contemplated by the Consent Decree, (i) a portion of the net proceeds from the Acquisition will be used by Asarco to satisfy in full the approximately U.S.$450,000,000 of indebtedness owed by Asarco to a consortium of lenders under the Amended and Restated Revolving Credit Agreement dated as of December 21, 1999 (the "Asarco Credit Facility"); (ii) Acquisition Note B, and a guarantee ("Grupo Mexico Guarantee") thereof issued by Grupo Mexico, will be assigned and pledged to the ASARCO Trust, an irrevocable trust established by Asarco in favor of the United States government to satisfy certain environmental costs of Asarco (the "Asarco Environmental Trust"); and (iii) proceeds based on ownership of the Acquired Shares from the U.S.$0.092 per share dividend declared by the board of directors of SPCC on January 30, 2003 will be paid to Asarco regardless of which party is the actual shareholder of record on the date the right to such dividend vests;

          WHEREAS, after giving effect to the Acquisition, 54.08% of the issued and outstanding shares of the capital stock of SPCC (on a fully diluted basis), constituting 65.8% of the issued and outstanding shares of the Class A Common Stock of SPCC (on a fully diluted basis), will be owned by SPCC Holdings, and 100% of the issued and outstanding capital stock of SPCC Holdings (on a fully diluted basis) will be owned by the Borrower;

          WHEREAS, in order to finance, in part, the Acquisition, the Borrower has requested the Lenders to make the loans provided for herein; and

          WHEREAS, in order to induce the Lenders to enter into this Agreement, (i) the Borrower has entered into a Stock Pledge Agreement (the "SPCC Holdings Stock Pledge Agreement"), pursuant to which the Borrower has agreed to pledge in favor of the Lenders all the outstanding capital stock of SPCC Holdings, and (ii) SPCC Holdings has entered into a Stock Pledge Agreement (the "SPCC Stock Pledge Agreement"), pursuant to which SPCC Holdings has agreed to pledge in favor of the Lenders the Acquired Shares.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

                            SECTION 1. DEFINITIONS

          1.1 Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

          "Acquired Shares": as defined in the preamble hereto.

          "Acquisition": as defined in the preamble hereto.

          "Acquisition Agreement": as defined in the preamble hereto.

          "Acquisition Documentation": collectively, the Acquisition Agreement and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith.

          "Acquisition Notes": as defined in the preamble hereto.

          "Action": as defined in the preamble hereto.

          "Administrative Agent": Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as the Administrative Agent for the Lenders under this Agreement and the other Loan Documents, together with any of its successors.

          "Affiliate": as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

          "Aggregate Exposure": with respect to any Lender at any time, an amount equal to (a) until the Closing Date, the aggregate amount of such Lender's Commitments at such time and (b) thereafter, the aggregate then unpaid principal amount of such Lender's Loans.

          "Aggregate Exposure Percentage": with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender's Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time.

          "Agreement": as defined in the preamble hereto.

          "Alternate Rate Loans": as defined in Section 2.10.

          "Applicable Margin": for each Loan, 4.75% per annum.

          "Asarco": as defined in the preamble hereto.

          "Asarco Credit Facility": as defined in the preamble hereto.

          "Asarco Environmental Trust": as defined in the preamble hereto.

          "Asset Sale": any Disposition or series of related Dispositions of property of SPCC or any of its Subsidiaries other than (i) Dispositions to SPCC or any of its Subsidiaries, (ii) Dispositions of obsolete or worn out property in the ordinary course of business, (iii) Dispositions of inventory in the ordinary course of business, and (iv) other Dispositions to the extent that the aggregate value of the assets Disposed of in any single transaction or related series of transactions is equal to or less than U.S.$10,000,000.

          "Assignee": as defined in Section 9.6(b).

          "Assignment and Acceptance": an Assignment and Acceptance, substantially in the form of Exhibit A.

          "Benefitted Lender": as defined in Section 9.7(a).

          "Board": the Board of Governors of the Federal Reserve System of the United States (or any successor).

          "Borrower": as defined in the preamble hereto.

          "Borrower's Knowledge": the actual knowledge of any officer, director or executive manager (or any Person serving in any similar capacity) of any Grupo Mexico Member.

          "Borrowing Date": any Business Day specified by the Borrower in the relevant Borrowing Notice as a date on which the Borrower requests the Lenders to make Loans hereunder.

          "Borrowing Notice": as defined in Section 2.2.

          "Business Day": a day other than a Saturday, Sunday or other day on which commercial banks in New York City or Mexico City, Federal District are authorized or required by law to close, provided, that with respect to notices and determinations in connection with, and payments of principal and interest on, the Loans, such day is also a day for trading by and between banks in Dollar deposits in the interbank eurodollar market.

          "Capital Lease Obligations": as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

          "Capital Stock": any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

          "Cash Equivalents": (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than U.S.$500,000,000; (c) commercial paper of an issuer rated at least A-1 by Standard & Poor's Ratings Services ("S&P") or P-1 by Moody's Investors Service, Inc. ("Moody's"), or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition; (d) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States government; (e) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody's; (f) securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any Lender or any commercial bank satisfying the requirements of clause (b) of this definition; (g) money market mutual or similar funds that invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition; or (h) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least U.S.$5,000,000,000.

          "Closing Date": the date on which the conditions precedent set forth in Section 4.1 shall have been satisfied, which date shall be on or before the Commitment Termination Date.

          "Code": the Internal Revenue Code of 1986, as amended from time to time.

          "Commitment": as to any Lender, the obligation of such Lender to make a Loan to the Borrower in a principal amount not to exceed the amount set forth under the heading "Commitment" opposite such Lender's name on Schedule 1.1A. The original aggregate amount of the Commitments is U.S.$310,000,000. The Commitments shall automatically terminate at the earlier of (a) the making of all the Loans on the Closing Date, (b) the close of business on the Commitment Termination Date and (c) the date, if any, on which the Borrower decides not to consummate the Acquisition as currently contemplated in the Acquisition Documentation and the Consent Decree Documentation and so advises the Administrative Agent in writing.

          "Commitment Termination Date": April 9, 2003.

          "Commonly Controlled Entity": an entity, whether or not incorporated, that is under common control with the Borrower within the meaning of Section 4001 of ERISA or is part of a group that includes the Borrower and that is treated as a single employer under Section 414 of the Code.

          "Compliance Certificate": a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.

          "Consent Decree": as defined in the preamble hereto.

          "Consent Decree Documentation": collectively, the Consent Decree and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into in connection therewith.

          "Consent Decree Transactions": all transactions contemplated in the Consent Decree Documentation, including without limitation the transactions set forth in Section 4.1(c) and in the preamble hereto.

          "Consolidated EBITDA": for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of
(a) income tax expense, (b) interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Loans), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs and (e) any extraordinary, non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, non-cash losses on sales of assets outside of the ordinary course of business as permitted hereunder), and minus, (a) to the extent included in the statement of such Consolidated Net Income for such period, the sum of (i) interest income, (ii) any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business) and (iii) any other non-cash income and (b) any cash payments made during such period in respect of items described in clause (e) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of Consolidated Net Income, all as determined on a consolidated basis. For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a "Reference Period") pursuant to any determination of the Consolidated Leverage Ratio, (i) if at any time during such Reference Period the Borrower or any of its Subsidiaries, or if applicable SPCC or any of its Subsidiaries, shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period the Borrower or any of its Subsidiaries, or if applicable SPCC or any of its Subsidiaries, shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such Reference Period. As used in this definition, "Material Acquisition" means any acquisition of property or series of related acquisitions of property that (a) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (b) involves the payment of consideration by the Borrower and its Subsidiaries, or if applicable, SPCC and its Subsidiaries, in excess of U.S.$10,000,000; and "Material Disposition" means any Disposition of property or series of related Dispositions of property that yields gross proceeds to the Borrower and its Subsidiaries, or if applicable, SPCC and its Subsidiaries, in excess of U.S.$10,000,000.

          "Consolidated Interest Coverage Ratio": for any period, the ratio of
(a) Consolidated EBITDA for such period to (b) Consolidated Interest Expense for such period.

          "Consolidated Interest Expense": for any period, total cash interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries, or if applicable, SPCC and its Subsidiaries, for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries, or SPCC and its Subsidiaries, (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP).

          "Consolidated Leverage Ratio": as at the last day of any period, the ratio of (a) Consolidated Total Debt on such day to (b) Consolidated EBITDA for such period.

          "Consolidated Net Income": for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries, or if applicable, SPCC and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Borrower, or if applicable, SPCC, or is merged into or consolidated with the Borrower or any of its Subsidiaries, or if applicable, SPCC or any of its Subsidiaries,
(b) the income (or deficit) of any Person (other than a Subsidiary of the Borrower, or if applicable, SPCC) in which the Borrower or any of its Subsidiaries, or if applicable, SPCC or any of its Subsidiaries, has an ownership interest, except to the extent that any such income is actually received by such Subsidiary or the Borrower, or if applicable, SPCC, in the form of dividends or similar distributions and (c) the undistributed earnings of any Subsidiary of the Borrower, or if applicable SPCC, to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary.

          "Consolidated Net Worth": at any date, all amounts that would, in conformity with GAAP, be included on a consolidated balance sheet of the Borrower and its Subsidiaries, or if applicable, SPCC and its Subsidiaries, under stockholders' equity at such date.

          "Consolidated Total Debt": at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries, or if applicable SPCC and its Subsidiaries, at such date, determined on a consolidated basis in accordance with GAAP.

          "Contractual Obligation": as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

          "Default": any of the events specified in Section 7, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

          "Disposition": with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms "Dispose" and "Disposed of" shall have correlative meanings.

          "Dividend Trigger Date": any date on which the aggregate amount of Net Unreinvested Cash Proceeds exceeds U.S.$100,000,000.

          "Dollars", "U.S.$" and "$": dollars in lawful currency of the United States.

          "Environmental Laws": any and all laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as have been, are now, or may at any time hereafter be in effect.

          "Environmental Permits": any and all permits, licenses, approvals, registrations, notifications, exemptions and any other authorization required under any Environmental Law.

          "ERISA": the Employee Retirement Income Security Act of 1974, as amended from time to time.

          "Excluded SPCC Shares": as defined in Section 4.1(b) hereto.

          "Excluded Subsidiary": any Subsidiary of the Borrower other than SPCC Holdings, SPCC and SPCC's Subsidiaries.

          "Event of Default": any of the events specified in Section 7, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

          "Federal Funds Effective Rate": for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

          "Funding Office": the office of the Administrative Agent specified in Section 9.2 or such other office as may be specified from time to time by the Administrative Agent as its funding office by written notice to the Borrower and the Lenders.

          "GAAP": generally accepted accounting principles in the United States as in effect from time to time, except that for purposes of Section 6.1, GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements referred to in Section 3.1(b). In the event that any "Accounting Change" (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then the Borrower and the Administrative Agent agree to enter into negotiations in order to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the Borrower's financial condition shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower, the Administrative Agent and the Required Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred. "Accounting Changes" refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or, if applicable, the SEC.

          "Governmental Authority": any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization (including the National Association of Insurance Commissioners).

          "Group Members": the collective reference to the Borrower, SPCC Holdings, SPCC and SPCC's Subsidiaries.

          "Grupo Mexico": Grupo Mexico, S.A. de C.V., or any successors and assigns.

          "Grupo Mexico Guarantee": as defined in the preamble hereto.

          "Grupo Mexico Members": the collective reference to Grupo Mexico and its Subsidiaries, including, without limitation, the Group Members.

          "Guarantee Obligation": as to any Person (the "guaranteeing person"), any obligation of (a) the guaranteeing person or (b) another Person (including any bank under any letter of credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counterindemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the "primary obligations") of any other third Person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith.

          "Indebtedness": of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of such Person's business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit, surety bonds or similar arrangements, (g) the liquidation value of all mandatorily redeemable preferred Capital Stock of such Person, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) for the purposes of Section 7(d) only, all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

          "Insolvency": with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.

          "Insolvent": pertaining to a condition of Insolvency.

          "Intellectual Property": the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.

          "Interest Payment Date": the last day of any Interest Period.

          "Interest Period": as to any Loan, (a) initially, the period commencing on the Borrowing Date with respect to such Loan and ending six (6) months thereafter; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Loan and ending on the numerically corresponding day in the calendar month that is six (6) months thereafter; provided, that, the foregoing provisions relating to Interest Periods are subject to the following:

          (i) if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

          (ii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

          (iii) no Interest Period shall extend past the Maturity Date, except pursuant to clauses (i) and (ii) above.

          "Investments": any advance, loan, extension of credit (by way of Guaranty or otherwise) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person.

          "Lender" or "Lenders": as defined in the preamble hereto.

          "Lien": any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

          "Loan": as defined in Section 2.1.

          "Loan Documents": this Agreement, the Security Documents and the Notes and any amendment, waiver, supplement or other modification to any of the foregoing.

          "Loan Parties": each Group Member that is a party to a Loan
Document.

          "London Interbank Offered Rate" or "LIBOR": with respect to each Interest Period pertaining to a Loan, the rate per annum determined on the basis of the rate for deposits in Dollars for a period of six months commencing on the first day of such Interest Period appearing on Page 3750 of the Telerate screen as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period. In the event that such rate does not appear on Page 3750 of the Telerate screen (or otherwise on such screen), the "London Interbank Offered Rate" or "LIBOR" shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected by the Administrative Agent or, in the absence of such availability, by reference to the respective rates at which Dollar deposits are offered to the Reference Banks at or about 11:00 A.M., London time, two (2) Business Days prior to the beginning of such Interest Period in the interbank eurodollar market where their eurodollar and foreign currency and exchange operations are then being conducted for delivery on the first day of such Interest Period for the number of days comprised therein.

          "Material Adverse Effect": a material adverse effect on (a) the Acquisition or the validity of the Consent Decree, (b) the business, property, operations, condition (financial or otherwise) or prospects of the Borrower or of SPCC and its Subsidiaries taken as a whole, (c) the ability of any Loan Party to perform its material obligations under the Loan Documents, (d) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder or (e) the legality, validity, enforceability or priority of the security interests of the Administrative Agent or Lenders provided under each Stock Pledge Agreement.

          "Materials of Environmental Concern": any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under, and any other material that could reasonably be expected to result in liability under, any Environmental Law.

          "Maturity Date": the fifth anniversary of the Closing Date.

          "Multiemployer Plan": a Plan that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

          "Net Cash Proceeds": in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received) of such Asset Sale or Recovery Event, net of attorneys' fees, accountants' fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements).

          "Net Unreinvested Cash Proceeds": Net Cash Proceeds that the Borrower (i) did not declare would be Reinvested or (ii) did declare would be Reinvested but were not Reinvested prior to one year after the applicable Asset Sale or Recovery Event (in the case of clause (ii), it being understood that the Net Cash Proceeds from preceding Asset Sales and/or Recovery Events will be deemed to be Reinvested prior to the Net Cash Proceeds from subsequent Asset Sales and/or Recovery Events and that, if Reinvested prior to a Dividend Trigger Date, such Net Cash Proceeds shall no longer be deemed Net Unreinvested Cash Proceeds).

          "Non-Excluded Taxes": as defined in Section 2.13(a).

          "Non-U.S. Lender": as defined in Section 2.13(d).

          "Note": the reference to any promissory note evidencing the payment obligations of the Loans.

          "Obligations": the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of the Borrower to the Administrative Agent or to any Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise.

          "Other Taxes": any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

          "Participant": as defined in Section 9.6(c).

          "PBGC": the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).

          "Person": an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

          "Plan": at a particular time, any employee benefit plan that is covered by ERISA and in respect of which the Borrower or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

          "Pledged Stock": the shares of Capital Stock identified in the applicable Stock Pledge Agreement.

          "Prepayment Charge": 0.75% of the amount of the Loans to be prepaid by the Borrower pursuant to a Prepayment Notice delivered in accordance with
Section 2.6; provided, that no such charge will result from an optional prepayment by the Borrower if the funds used for such prepayment have been obtained from a transaction exclusively arranged or otherwise structured by the Administrative Agent.

          "Prepayment Notice": as defined in Section 2.6.

          "Pro Forma Balance Sheets": as defined in Section 3.1(a).

          "Pro Forma Consolidated Balance Sheets": as defined in Section
3.1(a).

          "Pro Forma Unconsolidated Balance Sheets": as defined in Section
3.1(a).

          "Recovery Event": any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of SPCC or any of its Subsidiaries.

          "Register": as defined in Section 9.6(b).

          "Regulation U": Regulation U of the Board as in effect from time to time.

          "Reinvest": to acquire or repair assets useful in the businesses in which SPCC and its Subsidiaries are engaged as of the Closing Date.

          "Reorganization": with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

          "Reportable Event": any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty day notice period is waived under subsections .27, .28, .29, .30, .31, .32, .34 or .35 of PBGC Reg.ss. 4043.

          "Required Lenders": at any time, the holders of more than 50% of (a) until the Closing Date, the Commitments then in effect and (b) thereafter, aggregate unpaid principal amount of the Loans then outstanding.

           "Requirement of Law": as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

           "Responsible Officer": the chief executive officer, president or chief financial officer of the Borrower and, if applicable, each of its Subsidiaries, but in any event, with respect to financial matters, the chief financial officer of the Borrower and its Subsidiaries.

          "Restricted Payments": as defined in Section 6.6.

          "SEC": the United States Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority.

          "Security Documents": the collective reference to the Stock Pledge Agreements and all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document, including, without limitation, (i) the Acknowledgment in the form attached to the SPCC Stock Pledge Agreement, executed by SPCC and (ii) the Acknowledgment and Consent in the form attached to the SPCC Holdings Stock Pledge Agreement, executed by SPCC Holdings.

          "Single Employer Plan": any Plan that is covered by Title IV of ERISA, but that is not a Multiemployer Plan.

          "Solvent": when used with respect to any Person, means that, as of any date of determination, (a) the amount of the "present fair saleable value" of the assets of such Person will, as of such date, exceed the amount of all "liabilities of such Person, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) "debt" means liability on a "claim", and (ii) "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

          "SPCC": as defined in the preamble hereto.

          "SPCC Charter": the Restated Certificate of Incorporation of SPCC, as provided to the Administrative Agent.

          "SPCC Holdings Stock Pledge Agreement": the stock pledge agreement in the form and substance satisfactory to the Administrative Agent, substantially in the form of Exhibit C-1 attached hereto, as the same may be amended, supplemented or otherwise modified from time to time.

          "SPCC Stockholders' Agreement": the Agreement Among Certain Stockholders of SPCC dated as of January 2, 1996, as amended by the First Amendment thereto dated June 11, 2001, as provided to the Administrative Agent.

          "SPCC Stock Pledge Agreement": the stock pledge agreement in the form and substance satisfactory to the Administrative Agent, substantially in the form of Exhibit C-2 attached hereto, as the same may be amended, supplemented or otherwise modified from time to time.

          "Stock Pledge Agreements": the SPCC Stock Pledge Agreement and the SPCC Holdings Stock Pledge Agreement.

          "Subsidiary": as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

          "Swap Agreement": any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or any of its Subsidiaries shall be a "Swap Agreement".

          "Transferee": any Assignee or Participant.

          "United States" or "U.S." or "US": the United States of America.

          "Wholly Owned Subsidiary": as to any Person, any other Person all of the Capital Stock of which (other than de minimis directors' qualifying shares required by law or de minimis shares required by law for diversity of ownership) is owned by such Person directly and/or through other Wholly Owned Subsidiaries.

          1.2 Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

          (b) As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto,
(i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation", (iii) the word "incur" shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words "incurred" and "incurrence" shall have correlative meanings),
(iv) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, and (v) references to agreements or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated or otherwise modified from time to time.

          (c) The words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

          (d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

                  SECTION 2. AMOUNT AND TERMS OF COMMITMENTS

          2.1 Commitments. Subject to the terms and conditions hereof, each Lender severally agrees to make a term loan (a "Loan") in Dollars to the Borrower on the Closing Date in a principal amount not to exceed the amount of the Commitment of such Lender. The Commitments are not revolving in nature, and amounts repaid or prepaid may not be reborrowed. The Commitments shall automatically terminate at the earlier of (a) the making of all the Loans on the Closing Date and (b) the close of business on the Commitment Termination Date.

          2.2 Procedure for the Loan Borrowing. The Borrower shall give the Administrative Agent irrevocable notice (the "Borrowing Notice"), which notice must be in the form of Exhibit D and received by the Administrative Agent prior to 10:00 A.M., New York City time, two Business Days prior to the anticipated Closing Date, requesting that the Lenders make the Loan on the Closing Date and specifying the amount to be borrowed. Not later than 12:00 Noon, New York City time, on the Closing Date each Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the Loan to be made by such Lender.

          2.3 Notes. The Loan made by each Lender shall be additionally evidenced by a Note representing the obligation of the Borrower to pay such Lender the aggregate unpaid principal amount of such Loan, plus interest thereon as provided in Section 2.8. The form of

Note is attached hereto as Exhibit E. The Loan Parties acknowledge and confirm that the execution and delivery of the Notes is not and shall not be construed as payment of the Loans.

          2.4 Repayment of the Loans. The Borrower shall repay to the Administrative Agent for the ratable account of the Lenders the aggregate principal amount of the Loans on the Maturity Date.

          2.5 [Intentionally Omitted].

          2.6 Optional Prepayments. The Borrower may at any time and from time to time prepay the Loans, in whole or in part, without premium or penalty (other than the relevant Prepayment Charge), upon irrevocable notice (the "Prepayment Notice") delivered to the Administrative Agent no later than 11:00 A.M., New York City time, five Business Days prior thereto, which Prepayment Notice shall specify the date and amount of prepayment of the Loans and the corresponding Prepayment Charge; provided, that if a Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.14. Upon receipt of any such Prepayment Notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such Prepayment Notice is given, the amount specified in such Prepayment Notice shall be due and payable on the date specified therein, together with accrued interest to such date on the amount prepaid and the relevant Prepayment Charge. Partial prepayments of Loans shall be in an aggregate principal amount of U.S.$1,000,000 or a whole multiple thereof.

          2.7 Mandatory Prepayments. (a) Upon the occurrence of any Asset Sale or Recovery Event, the Borrower shall promptly deliver to the Administrative Agent a written notice thereof, together with a calculation of the amount of Net Cash Proceeds therefrom and a declaration regarding whether, if no Event of Default has occurred and is continuing, such Net Cash Proceeds will be Reinvested within one year of the occurrence of such Asset Sale or Recovery Event.

          (b) If a Dividend Trigger Date occurs, the Borrower shall (i) use its best efforts to cause SPCC and its Subsidiaries to make Restricted Payments to the Borrower within 30 Business Days thereafter in an aggregate amount equal to the Net Unreinvested Cash Proceeds as of such Dividend Trigger Date multiplied by the percentage of the Borrower's ownership interest, whether direct or indirect, in SPCC or such applicable Subsidiary, and (ii) apply the amount of such Restricted Payments, on the first Business Day after receipt thereof, towards the prepayment of the Loans as set forth in Section 2.11(a).

          (c) No Prepayment Charge shall apply to a prepayment pursuant to this Section 2.7, however, if a Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.14.

          2.8 Interest Rates and Payment Dates. (a) Each Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the sum of the LIBOR applicable to such Interest Period plus the Applicable Margin.

          (b) If all or a portion of the principal amount of any Loan shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all outstanding Loans (whether or not overdue) shall bear interest at a rate per annum equal to the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 3% from the date of such non-payment until such amount is paid in full (as well after as before judgment).

          (c) Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (b) of this Section shall be payable from time to time on demand.

          2.9 Computation of Interest. (a) Interest payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of each determination of the LIBOR.

          (b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.8(a).

          2.10 Inability to Determine Interest Rate. If prior to the first day of any Interest Period:

          (i) the Administrative Agent shall have determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the LIBOR for such Interest Period, or

          (ii) the Administrative Agent shall have received notice from the Lenders in respect of the relevant Loan that the LIBOR determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining their affected Loans during such Interest Period, the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower and the relevant Lenders as soon as practicable thereafter. If such notice is given, any outstanding Loans shall be converted, on the last day of the then-current Interest Period, to Loans ("Alternate Rate Loans") bearing interest according to an interest rate convention determined in good faith by the Administrative Agent, after consultation with the relevant Lenders, to compensate the relevant Lenders for their cost of obtaining, as of the commencement of the then current Interest Period, funds for such Interest Period plus the Applicable Margin. Until such notice has been withdrawn by the Administrative Agent, the Loans shall be continued as Alternate Rate Loans, and the obligation of the Lenders to make and maintain Loans shall be suspended.

          2.11 Pro Rata Treatment and Payments. (a) Each borrowing by the Borrower from the Lenders hereunder shall be made pro rata.

          (b) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Loans shall be made pro rata according to the respective outstanding principal amounts of the Loans then held by the Lenders. Amounts prepaid on account of the Loans may not be reborrowed.

          (c) All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 12:00 Noon, New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office, in Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

          (d) Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon, at a rate equal to the greater of (i) the Federal Funds Effective Rate and (ii) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender's share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to Loans, on demand, from the Borrower.

          (e) Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount which was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.

          2.12 Requirements of Law. (a) If the adoption of or any change in any Requirement of Law or in the interpretation or application thereof, or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other Governmental Authority, made subsequent to the date hereof:

          (i) shall subject any Lender to any tax of any kind whatsoever with respect to this Agreement or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes covered by Section 2.13 and changes in the rate of tax on the overall net income of such Lender);

          (ii) shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender (including, without limitation, the imposition of any reserve requirement by the Board in respect of "Eurocurrency liabilities" (or in respect of any other category of liabilities which include deposits by reference to LIBOR or any category of extensions of credit or other assets which include loans by a non-United States office of any bank to United States residents)); or

          (iii) shall impose on such Lender any other condition;

and the result of any of the foregoing is to increase the cost to such Lender, by an amount that such Lender deems to be material, of making, converting into, continuing or maintaining Loans, then, in any such case, the Borrower shall promptly pay such Lender, upon its demand, any additional amounts necessary to compensate such Lender for such increased cost or reduced amount receivable. If any Lender becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled.

          (b) If any Lender shall have determined that the adoption of or any change in any Requirement of Law regarding capital adequacy or in the interpretation or application thereof, or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority, made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender's or such corporation's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change, compliance (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.

          (c) A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section, the Borrower shall not be required to compensate a Lender pursuant to this Section for any amounts incurred more than six months prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such six-month period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

          2.13 Taxes. (a) All payments made by the Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding net income taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Administrative Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Loan Document). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("Non-Excluded Taxes") or Other Taxes are required to be withheld from any amounts payable to the Administrative Agent or any Lender hereunder, the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender (after payment of all Non-Excluded Taxes and Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement, provided, however, that the Borrower shall not be required to increase any such amounts payable to any Lender with respect to any Non-Excluded Taxes that are attributable to such Lender's failure to comply with the requirements of paragraph (d) of this Section.

          (b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

          (c) Whenever any Non-Excluded Taxes or Other Taxes are payable by the Borrower, as promptly as possible, thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of the relevant Lender, as the case may be, a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, the Borrower shall indemnify the Administrative Agent and the Lenders for any incremental taxes, interest or penalties that may become payable by the Administrative Agent or any Lender as a result of any such failure.

          (d) Each Lender (or Transferee) that is not a "U.S. Person" as defined in Section 7701(a)(30) of the Code (a "Non-U.S. Lender") shall deliver to the Borrower and the

Administrative Agent (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) two copies of either U.S. Internal Revenue Service Form W-8BEN or Form W-8ECI, or, in the case of a Non-U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a statement substantially in the form of Exhibit F and a Form W-8BEN, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Borrower under this Agreement and the other Loan Documents. Such forms shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of any Participant, on or before the date such Participant purchases the related participation). In addition, each Non-U.S. Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Non-U.S. Lender. Each Non-U.S. Lender shall promptly notify the Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Non-U.S. Lender shall not be required to deliver any form pursuant to this paragraph that such Non-U.S. Lender is not legally able to deliver.

          (e) If the Administrative Agent or any Lender determines, in its sole discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this
Section 2.13, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.13 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.

          (f) The agreements in this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

          2.14 Indemnity. The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of Loans after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a prepayment of Loans on a day that is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid or not so borrowed, for the period from the date of such prepayment or of such failure to borrow to the last day of such Interest Period (or, in the case of a failure to borrow, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Loans provided for herein (excluding, however, the Applicable Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower by any Lender shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

          2.15 Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.12 with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending office(s) to suffer no economic, legal or regulatory disadvantage, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to
Section 2.12.

          2.16 Replacement of Lenders. The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.12 or 2.13(a) (provided that, with respect to amounts owing pursuant to Section 2.13(a), such Lender requests reimbursement for amounts in excess of amounts payable under such section at the time the Lender becomes a party to this Agreement) or (b) defaults in its obligation to make Loans hereunder, with a replacement financial institution; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement,
(iii) the replacement financial institution shall purchase, at par, all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (iv) the Borrower shall be liable to such replaced Lender under
Section 2.14 if any Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (v) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 9.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (vi) the replacement financial institution, if not already a Lender, shall not be entitled to similar reimbursement of amounts pursuant to Section 2.12 or 2.13(a), (vii) until such time as such replacement shall be consummated, the Borrower shall pay all additional amounts (if any) required pursuant to
Section 2.12 or 2.13(a), as the case may be, and (viii) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

                  SECTION 3. REPRESENTATIONS AND WARRANTIES

          To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans, the Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

          3.1 Financial Condition. (a) Each of the unaudited pro forma consolidated balance sheets of the Borrower and its Subsidiaries as at December 31, 2001 and December 31, 2002 (including the notes thereto) (the "Pro Forma Consolidated Balance Sheets") and the unaudited pro forma unconsolidated balance sheets of the Borrower as at December 31, 2001 and December 31, 2002 (including the notes thereto) (the "Unconsolidated Pro Forma Balance Sheets"; and together with the Pro Forma Consolidated Balance Sheets, the "Pro Forma Balance Sheets"), copies of which have heretofore been furnished to each Lender, has been prepared giving effect (as if such events had occurred on such date) to (i) the consummation of the Acquisition and of each of the other Consent Decree Transactions, (ii) the Loans to be made on the Closing Date and the use of proceeds thereof, and (iii) the payment of fees and expenses in connection with the foregoing. The Pro Forma Balance Sheets have been prepared based on the best information available to the Borrower as of the date of delivery thereof, and present fairly on a pro forma basis the estimated consolidated financial position of Borrower and its Subsidiaries, in the case of the Pro Forma Consolidated Balance Sheets, and the estimated unconsolidated financial position of the Borrower, in the case of the Pro Forma Unconsolidated Balance Sheets, as at December 31, 2001 and 2002, assuming that the events specified in the preceding sentence had actually occurred at such date.

          (b) The audited consolidated balance sheets of the Borrower and its Subsidiaries as at December 31, 2000 and 2001, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from Arthur Andersen LLP and Keegan, Linscott & Kenon, P.C., respectively, present fairly the consolidated financial condition of the Borrower as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited unconsolidated balance sheets of the Borrower as at December 31, 2000 and 2001, and the related unconsolidated statements of income and of cash flows for the fiscal years ended on such dates, present fairly the unconsolidated financial condition of the Borrower as at such date, and the unconsolidated results of its operations and its unconsolidated cash flows for the fiscal years then ended. The unaudited consolidated balance sheet of the Borrower as at December 31, 2002, and the related unaudited consolidated statements of income and cash flows for the fiscal year ended on such date, present fairly the consolidated financial condition of the Borrower as at such date, and the consolidated results of its operations and its consolidated cash flows for the fiscal year then ended (subject to normal year-end audit adjustments). The unaudited unconsolidated balance sheet of the Borrower as at December 31, 2002, and the related unaudited unconsolidated statements of income and cash flows for the fiscal year ended on such date, present fairly the unconsolidated financial condition of the Borrower as at such date, and the unconsolidated results of its operations and its unconsolidated cash flows for the fiscal year then ended. All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein). Neither the Borrower nor any of its Subsidiaries has any material Guarantee Obligations, contingent liabilities and liabilities for taxes, or any long-term leases or unusual forward or long-term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent consolidated financial statements referred to in this paragraph. The Borrower has no material Guarantee Obligation, contingent liability and liability for taxes, or any long-term lease or unusual forward or long-term commitment, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent unconsolidated financial statements referred to in this paragraph. During the period from December 31, 2002, to and including the date hereof there has been no Disposition by the Borrower or any of its Subsidiaries of any material part of their respective business or property.

          (c) The audited consolidated balance sheets of SPCC as at December 31, 2000 and 2001, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from Arthur Andersen LLP and Deloitte and Touche, respectively, present fairly the consolidated financial condition of SPCC as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheet of SPCC as at December 31, 2002, and the related unaudited consolidated statements of income and cash flows for the fiscal year ended on such date, present fairly the consolidated financial condition of SPCC as at such date, and the consolidated results of its operations and its consolidated cash flows for the fiscal year then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein). Neither SPCC nor any of its Subsidiaries has any material Guarantee Obligations, contingent liabilities and liabilities for taxes, or any long-term leases or unusual forward or long-term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements referred to in this paragraph.

          3.2 No Change. Since December 31, 2001, (a) there has been no development or event that has had or could reasonably be expected to have a Material Adverse Effect, (b) there has been no Disposition nor agreement to carry out a Disposition by any Group Member of any material part of its business or property, and (c) no Group Member has paid or declared any dividends or other distributions except as set forth on Schedule 3.2(c).

          3.3 Existence; Compliance with Law. Each Group Member (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) is in compliance with all Requirements of Law, except in the case of clauses (c) and (d) above to the extent that the failure to so qualify or to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

          3.4 Power; Authorization; Enforceable Obligations. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the

Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required for the consummation of the Acquisition or any of the other Consent Decree Transactions, or in connection with the extensions of credit hereunder or the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except consents, authorizations, filings and notices described in Schedule 3.4, which consents, authorizations, filings and notices have been obtained or made and are in full force and effect. Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

          3.5 No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the borrowings hereunder and the use of the proceeds thereof, the Acquisition and the performance of each of the other Consent Decree Transactions will not violate any Requirement of Law or any Contractual Obligation of any Group Member and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation (other than the Liens created by the Security Documents). No Requirement of Law or Contractual Obligation applicable to any Group Member could reasonably be expected to have a Material Adverse Effect.

          3.6 Litigation. Except as set forth in Schedule 3.6, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the Borrower's Knowledge, threatened by or against any Group Member or against any of their respective properties or revenues,
(a) with respect to any of the Acquisition Documentation, the Consent Decree Documentation or the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) that could reasonably be expected to have a Material Adverse Effect, nor has any Group Member been the subject of or been advised of any claim against such Group Member arising out of, or with respect to, any alleged liability of or claim concerning Asarco.

          3.7 No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

          3.8 Ownership of Property; Liens. Each Group Member has title in fee simple to, or a valid leasehold interest in, all its real property, and good title to, or a valid leasehold interest in, all its other property, and none of such property is subject to any Lien except as permitted by Section 6.3.

          3.9 Intellectual Property. Each Group Member owns, or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. No material claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property or the validity or effectiveness of any Intellectual Property, nor does the Borrower know of any valid basis for any such claim. The use of Intellectual Property by each Group Member does not infringe on the rights of any Person.

          3.10 Taxes. Each Group Member has filed or caused to be filed all Federal, state and other material tax returns that are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any taxes, fees or other charges the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Group Member); no tax Lien has been filed, and, to the Borrower's Knowledge, no claim is being asserted, with respect to any such tax, fee or other charge.

          3.11 Federal Regulations. No part of the proceeds of any Loans, and no other extensions of credit hereunder, will be used for any purpose which violates Regulation U as now and from time to time hereafter in effect or for any purpose that violates the provisions of the Regulations of the Board.

          3.12 Labor Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Group Member pending or, to the Borrower's Knowledge, threatened; (b) hours worked by and payment made to employees of each Group Member have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Group Member on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Group Member.

          3.13 ERISA. Neither a Reportable Event nor an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred during the five-year period prior to the date on which this representation is made or deemed made with respect to any Plan, and each Plan has complied in all material respects with the applicable provisions of ERISA and the Code. No termination of a Single Employer Plan has occurred, and no Lien in favor of the PBGC or a Plan has arisen, during such five-year period. Except as set forth in Schedule 3.13, the present value of all accrued benefits under each Single Employer Plan (based on those assumptions used to fund such Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Plan allocable to such accrued benefits by a material amount. Neither the Borrower nor any Commonly Controlled Entity has had a complete or partial withdrawal from any Multiemployer Plan that has resulted or could reasonably be expected to result in a material liability under ERISA, and neither the Borrower nor any Commonly Controlled Entity would become subject to any material liability under ERISA if the Borrower or any such Commonly Controlled Entity were to withdraw completely from all Multiemployer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made. No such Multiemployer Plan is in Reorganization or Insolvent.

          3.14 Investment Company Act; Other Regulations. No Loan Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.

          3.15 Subsidiaries. Except as disclosed to the Administrative Agent by the Borrower in writing from time to time after the Closing Date, (a)
Schedule 3.15 sets forth the name and jurisdiction of incorporation of each Subsidiary (other than Excluded Subsidiaries) and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Group Member and
(b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors' qualifying shares) of any nature relating to any Capital Stock of any Group Member, except as created by the Loan Documents.

          3.16 Use of Proceeds. The proceeds of the Loans shall be used to (a) finance a portion of the Acquisition and (b) pay related fees and expenses.

          3.17 Environmental Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

          (a) Each Group Member: (i) is, and within the period of all applicable statutes of limitation has been, in compliance with all applicable Environmental Laws; (ii) holds all Environmental Permits (each of which is in full force and effect) required for any of its current or intended operations or for any property owned, leased, or otherwise operated by it; (iii) is, and within the period of all applicable statutes of limitation has been, in compliance with all of its Environmental Permits; and (iv) reasonably believes that: each of its Environmental Permits will be timely renewed and complied with, without material expense; any additional Environmental Permits that may be required of any of it will be timely obtained and complied with, without material expense; and compliance with any Environmental Law that is or is expected to become applicable to it will be timely attained and maintained, without material expense.

          (b) Materials of Environmental Concern are not present at, on, under, in, or about any real property now or formerly owned, leased or operated by any Group Member, or at any other location (including, without limitation, any location to which Materials of Environmental Concern have been sent for re-use or recycling or for treatment, storage, or disposal) which could reasonably be expected to (i) give rise to liability of any Group Member under any applicable Environmental Law or otherwise result in costs to any Group Member, or (ii) interfere with any Group Member's continued operations, or (iii) impair the fair saleable value of any real property owned or leased by any Group Member.

          (c) There is no judicial, administrative, or arbitral proceeding (including any notice of violation or alleged violation) under or relating to any Environmental Law to which (i) any Group Member is, or to the Borrower's Knowledge will be, named as a party that is pending or, to the Borrower's Knowledge, threatened; or (ii) to the

     Borrower's Knowledge, any other Person is or will be named as a party that is pending or threatened, that could reasonably be expected to affect any Group Member.

          (d) No Group Member has received any written request for information, or been notified that it is (i) a potentially responsible party under or relating to the federal Comprehensive Environmental Response, Compensation, and Liability Act or any similar Environmental Law, or with respect to any Materials of Environmental Concern or (ii) the subject of any investigation under any Environmental Law or with respect to any Materials of Environmental Concern; and to the Borrower's Knowledge, no other Person has received any such request or notification that could reasonably be expected to affect any Group Member.

          (e) No Group Member has entered into or agreed to any consent decree, order, or settlement or other agreement, nor is subject to any judgment, decree, or order or other agreement, in any judicial, administrative, arbitral, or other forum, relating to compliance with or liability under any Environmental Law.

          (f) No Group Member has assumed or retained, by contract or operation of law, any liabilities, fixed or contingent, of any other Person under any Environmental Law or with respect to any Material of Environmental Concern; and, to the Borrower's Knowledge, no other Person has entered into or is subject to any of the foregoing that could reasonably be expected to affect any Group Member.

          (g) No Group Member has acted as operator of Asarco or any of its properties or otherwise could be held liable in whole or in part for the liabilities of Asarco arising out of any Environmental Laws.

          3.18 Accuracy of Information, etc. No statement or information contained in this Agreement, any other Loan Document or any other document, certificate or statement furnished by or on behalf of any Group Member to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not misleading. The projections and pro forma financial information contained in the materials referenced above are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Group Member that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Loan Documents, or in any other documents, certificates and statements furnished to the Administrative Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Loan Documents.

          3.19 Security Documents. Each Stock Pledge Agreement is effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable security interest in the Pledged Stock described therein and proceeds thereof. When stock certificates representing the Pledged Stock described therein are delivered to the Administrative Agent with stock powers duly endorsed in blank, each Stock Pledge Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Pledged Stock and the proceeds thereof, as security for the Obligations (as defined in the Stock Pledge Agreements), in favor of the Administrative Agent, for the ratable benefit of the Lenders, prior and superior in right to any other Person enforceable in accordance with the terms thereof against all creditors of the Pledgor (as defined in the Stock Pledge Agreements) and any Persons purporting to purchase any shares of such Pledged Stock.

          3.20 Solvency. Each Group Member is, and after giving effect to the Acquisition and the incurrence of all Indebtedness and obligations being incurred in connection herewith and therewith will be and will continue to be, Solvent.

          3.21 Direct Obligations; Pari Passu. The Borrower's obligations under this Agreement and the Notes constitute direct and unconditional obligations of the Borrower which rank, and will at all times rank, at least pari passu in right of payment to, and senior in right of collateral security (to the extent of the Pledged Stock, as described in each Stock Pledge Agreement) to, all other Indebtedness of the Borrower (other than Indebtedness permitted under Section 6.2(e) which may rank pari passu in right of collateral security).

          3.22 Certain Documents. The Borrower has delivered to the Administrative Agent a complete and correct copy of the Consent Decree Documentation and the Acquisition Documentation, including any amendments, supplements or modifications with respect to any of the foregoing.

          3.23 Consent Decree. (a) The Consent Decree has been duly entered as a final judgment by the Honorable Robert C. Broomfield, Chief Judge of the United States District Court for the District of Arizona, and is in full force and effect and is binding upon the parties thereto in accordance with its terms, (b) all the conditions set forth in the Consent Decree have been satisfied and (c) the Consent Decree has not been stayed, modified or amended in any manner that could reasonably be expected to have a Material Adverse Effect.

          3.24 Acquired Shares. After giving effect to the Acquisition, SPCC Holdings will be the record and beneficial owner of, and will have good and marketable title to, the Acquired Shares, free and clear of any and all Liens or options in favor of, or claims of, any other Person, except the security interest created by the SPCC Stock Pledge Agreement. The Acquired Shares constitute (a) 65.8% of the issued and outstanding shares of SPCC's Class A Common Stock (on a fully diluted basis), which entitle SPCC Holdings to the voting rights of Class A Common Stock as set forth in the SPCC Charter, and
(b) as of the Closing Date, 54.08% of the issued and outstanding shares of all classes of SPCC's Capital Stock (on a fully diluted basis). All the Acquired Shares have been duly and validly issued and are fully paid and nonassessable. There are no restrictions upon the voting rights associated with, or upon the transfer of, any of the Acquired Shares, other than pursuant to the SPCC Stock Pledge Agreement, the SPCC Stockholders' Agreement and the SPCC Charter.

          3.25 Representations in the SPCC Stock Pledge Agreement. As of the date hereof, the representations and warranties contained in the SPCC Stock Pledge Agreement made by SPCC Holdings are true and correct in all respects and are hereby deemed made by the Borrower as though such representations and warranties were set forth in their entirety herein.

          3.26 Representations in the Acquisition Documentation and Consent Decree Documentation. As of the date hereof, the representations and warranties contained in the Acquisition Documentation and in the Consent Decree Documentation (whether made by the Borrower or any other party thereto that is affiliated with the Borrower, including without limitation Asarco) are true and correct in all respects and are hereby made by the Borrower as though such representations and warranties were set forth in their entirety herein.

                       SECTION 4. CONDITIONS PRECEDENT

          4.1 Conditions to Initial Extension of Credit. The agreement of each Lender to make a Loan requested to be made by it is subject to the satisfaction, prior to or concurrently with the making of such Loan on the Closing Date, of the following conditions precedent:

          (a) Credit Agreement; Other Loan Documents. The Administrative Agent shall have received (i) this Agreement duly executed and delivered by the Administrative Agent, the Borrower and each Person listed on Schedule 1.1A, (ii) for the account of each Lender, a Note conforming to the requirements hereof and executed by a duly authorized officer of the Borrower, (iii) the SPCC Stock Pledge Agreement, duly executed and delivered by SPCC Holdings, (iv) the SPCC Holdings Stock Pledge Agreement, duly executed and delivered by the Borrower, (v) an Acknowledgment and Consent in the form attached to the SPCC Holdings Stock Pledge Agreement, duly executed and delivered by SPCC Holdings, and
     (vi) an Acknowledgment in the form attached to the SPCC Stock Pledge Agreement, duly executed and delivered by SPCC; and each of these Loan Documents shall be in full force and effect.

          (b) Acquisition, etc. The Borrower shall have (i) acquired 43,348,949 shares of Class A Common Stock of SPCC, representing 65.8% of the issued and outstanding shares of the Class A Common Stock of SPCC (on a fully diluted basis) and, as of the Closing Date, 54.08% of the issued and outstanding Capital Stock of SPCC (on a fully diluted basis), and
     (ii) transferred such Class A Common Stock to SPCC Holdings as a capital contribution, on terms and conditions satisfactory to the Lenders. The Lenders acknowledge that an Excluded Subsidiary owns 186,500 shares of the common stock of SPCC, representing, as of the Closing Date, approximately 0.2333% of the issued and outstanding Capital Stock of SPCC, which shares will not be transferred in the Acquisition (the "Excluded SPCC Shares"). The Administrative Agent shall have received, with a copy for each Lender:

               (i) a copy of the executed Acquisition Agreement and each of the other Acquisition Documentation, together with any supplements thereto or amendments or other modifications thereof, certified as to authenticity by a Responsible Officer of the Borrower. All conditions thereunder shall have been satisfied, in each case in accordance with the Acquisition Agreement and terms and conditions reasonably satisfactory to the Lenders. The Acquisition Agreement and each of the other Acquisition Documentation and each amendment, supplement or other modification thereto shall be in form and substance satisfactory to the Lenders;

               (ii) copies of all consents (including, without limitation, landlords' and other consents), in each case certified as to authenticity by a Responsible Officer or by such other Person as may be acceptable to the Administrative Agent, required under any Requirement of Law or Contractual Obligation of any Grupo Mexico Member in connection with the Acquisition, the continuing operations of the Group Members or the execution, delivery and performance by each Loan Party (and the validity and enforceability against each Loan Party) of each of the Loan Documents, and all such consents, licenses and approvals shall be in full force and effect and satisfactory in form and substance to the Lenders, and any applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the Acquisition or the financing contemplated hereby;

               (iii) No action or proceeding shall be pending or threatened challenging or seeking to (x) restrain or prohibit the purchase and sale of the Acquired Shares, the terms of the Consent Decree or any of the other transactions contemplated thereby or (y) impose material limitations on the ability of the Borrower or SPCC Holdings effectively to exercise full rights of ownership of the Acquired Shares, other than pursuant to limitations set forth in the SPCC Stock Pledge Agreement; nor shall there be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the transactions contemplated by the Acquisition Agreement or any other action by any Governmental Authority that is reasonably likely to result, directly or indirectly, in any of the foregoing consequences.

          (c) Consent Decree. The Administrative Agent shall have received a copy of the executed Consent Decree and each of the other Consent Decree Documentation, certified as to authenticity by a Responsible Officer or by such other Person as may be acceptable to the Administrative Agent, and the Consent Decree shall be in full force and effect and satisfactory in form and substance to the Lenders, and all conditions thereunder shall have been satisfied, in each case in accordance with the Consent Decree and on terms and conditions reasonably satisfactory to the Lenders, including, without limitation, the evidence of the occurrence of each of the following:

               (i) SPHC shall have transferred its entire ownership interest in SPCC to the Borrower;

               (ii) the Borrower shall have paid to Asarco and/or SPHC U.S.$500,000,000 from the net proceeds of the Loans, the repayment of its participation interest under the Asarco Credit Facility and capital contributions as described in the Recitals hereto;

               (iii) Asarco and/or SPHC shall have satisfied in full its indebtedness under the Asarco Credit Facility;

               (iv) the Borrower and/or its affiliates shall have cancelled the U.S.$41,750,000 claim of debt they have against Asarco and/or SPHC (and an additional U.S.$50,000,000 if such amount is loaned to Asarco in accordance with the Consent Decree; provided that the purchase price referred to in clause (ii) above shall be reduced by the same amount);

               (v) the Borrower shall have executed and delivered to SPHC the Acquisition Note A;

               (vi) the Borrower shall have executed and delivered to SPHC the Acquisition Note B;

               (vii) Grupo Mexico shall have executed the Grupo Mexico
          Guarantee;

               (viii) SPHC shall have irrevocably assigned any and all interest it has in the Acquisition Note B and the Grupo Mexico Guarantee to Asarco;

               (ix) Asarco shall have created the Asarco Environmental Trust;

               (x) Asarco shall have executed a security agreement in favor of the United States government which provides the United States government a security interest in the Acquisition Note B and the Grupo Mexico Guarantee; and

               (xi) Asarco shall have irrevocably assigned any and all interest it has in the Acquisition Note B and the Grupo Mexico Guarantee to the Asarco Environmental Trust.

          (d) Pro Forma Balance Sheets; Financial Statements. The Administrative Agent shall have received (i) the Pro Forma Consolidated Balance Sheets, (ii) audited consolidated financial statements of the Borrower and of SPCC for the 2000 and 2001 fiscal years, (iii) unaudited consolidated financial statements of the Borrower and of SPCC for the fiscal year ended December 31, 2002, and (iv) unaudited interim consolidated financial statements of the Borrower and of SPCC for each fiscal quarter ended after the date of the latest applicable financial statements delivered pursuant to clause (iii) above as to which such financial statements are available, and such unaudited financial statements shall not, in the reasonable judgment of the Lenders, reflect any material adverse change in the consolidated financial condition of the Borrower or SPCC, as applicable, since December 31, 2001. The Administrative Agent shall have also received (i) the Pro Forma Unconsolidated Balance Sheets, (ii) unaudited unconsolidated financial statements of the Borrower for the 2000, 2001 and 2002 fiscal years and
     (iii) unaudited interim unconsolidated financial statements of the Borrower for each fiscal quarter ended after the date of the latest applicable financial statements delivered pursuant to clause (ii) above as to which such financial statements are available, and such unaudited interim financial statements shall not, in the reasonable judgment of the

     Lenders, reflect any material adverse change in the unconsolidated financial condition of the Borrower since December 31, 2001.

          (e) Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid, and all expenses for which invoices have been presented (including the reasonable fees and expenses of legal counsel), on or before the Closing Date. All such amounts will be paid with proceeds of Loans made on the Closing Date and will be reflected in the funding instructions given by the Borrower to the Administrative Agent on or before the Closing Date.

          (f) Closing Certificate; Certified Certificate of Incorporation; Good Standing Certificates. The Administrative Agent shall have received
     (i) a certificate of each of the Borrower and SPCC Holdings, dated the Closing Date, substantially in the form of Exhibit G, with appropriate insertions and attachments, including the certificate of incorporation of such Loan Party certified by the relevant authority of the jurisdiction of organization of such Loan Party, and (ii) a long form good standing certificate for each such Loan Party from its jurisdiction of organization.

          (g) Legal Opinions. The Administrative Agent shall have received the following executed legal opinions:

               (i) the legal opinion of Sidley Austin Brown & Wood LLP, special New York counsel to the Grupo Mexico Members, substantially in the form of Exhibit H-1;

               (ii) the legal opinion of Hans Flury, Peruvian in-house counsel of SPCC, substantially in the form of Exhibit H-2;

               (iii) the legal opinion of New Jersey in-house counsel to Asarco satisfactory to the Administrative Agent, substantially in the form of Exhibit H-3; and

               (iv) the legal opinion of Simpson Thacher & Bartlett, New York counsel to the Administrative Agent.

     Each such legal opinion shall cover such other matters incident to the transactions contemplated by this Agreement and, in the case of the legal opinions referred to in clauses (i), (ii) and (iii) above, the Acquisition Agreement and the Consent Decree as the Administrative Agent may reasonably require.

          (h) Pledged Stock; Stock Powers. The Administrative Agent shall have received the certificates representing the shares of Capital Stock pledged pursuant to each Stock Pledge Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof, which pledged ownership interests under the SPCC Stock Pledge Agreement shall constitute 65.8% of the issued and outstanding shares of SPCC's Class A Common Stock (on a fully diluted basis) and 54.08% of the issued and outstanding Capital Stock of SPCC (on a fully diluted basis).

          (i) Filings, Registrations and Recordings. Each document (including any Uniform Commercial Code financing statement) required by the Security Documents or under law or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Lenders, a perfected Lien on the Pledged Stock, prior and superior in right to any other Person (other than with respect to Liens expressly permitted by Section 6.3), shall be in proper form for filing, registration or recordation.

          4.2 Conditions to Each Extension of Credit. The agreement of each Lender to make any extension of credit requested to be made by it on any date (including its initial extension of credit) is subject to the satisfaction of the following conditions precedent:

           (a) Representations and Warranties. Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct on and as of such date as if made on and as of such date.

           (b) No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.

A borrowing by the Borrower hereunder shall constitute a representation and warranty by the Borrower as of the date of such borrowing that the conditions contained in this Section 4.2 have been satisfied.

                       SECTION 5. AFFIRMATIVE COVENANTS

          The Borrower hereby agrees that, so long as the Commitments remain in effect, or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall and shall cause each of its Subsidiaries (other than Excluded Subsidiaries) to:

          5.1 Financial Statements. Furnish to the Administrative Agent and each Lender:

          (a) as soon as available, but in any event within 120 days after the end of each fiscal year of the Borrower, a copy of the audited consolidated balance sheet of the Borrower as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Deloitte & Touche or other independent certified public accountants of nationally recognized standing;

          (b) as soon as available, but in any event within 120 days after the end of each fiscal year of the Borrower, a copy of the audited unconsolidated balance sheet of the Borrower as at the end of such year and the related audited unconsolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by

     Deloitte & Touche or other independent certified public accountants of nationally recognized standing;

          (c) as soon as available, but in any event not later than 60 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, the unaudited consolidated balance sheet of the Borrower as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments);

          (d) as soon as available, but in any event not later than 60 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower, the unaudited unconsolidated balance sheet of the Borrower as at the end of such quarter and the related unaudited unconsolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments);

          (e) as soon as available, but in any event within 90 days after the end of each fiscal year of SPCC, a copy of the audited consolidated balance sheet of SPCC and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by Deloitte & Touche or other independent certified public accountants of nationally recognized standing; and

          (f) as soon as available, but in any event not later than 45 days after the end of each of the first three quarterly periods of each fiscal year of SPCC, the unaudited consolidated balance sheet of SPCC and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year-end audit adjustments).

All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as approved by such accountants or officer, as the case may be, and disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods.

          5.2 Certificates; Other Information. Furnish to the Administrative Agent and each Lender (or, in the case of clause (d), to the relevant Lender):

          (a) (i) concurrently with the delivery of the financial statements referred to in Sections 5.1(a), (b) and (e), a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary therefor no knowledge was obtained of any Default or Event of Default, except as specified in such certificate, and (ii) concurrently with the delivery of the financial statements referred to in Section 5.1(c), (d) and (f), a certificate of the internal accountants of the Borrower and its Subsidiaries or of SPCC, as applicable, stating that in preparing such financial statements no knowledge was obtained of any Default or Event of Default;

          (b) concurrently with the delivery of any financial statements pursuant to Section 5.1, (i) a certificate of a Responsible Officer stating that, to the best of each such Responsible Officer's knowledge, each Loan Party during such period has observed or performed all of its covenants and other agreements, and satisfied every condition contained in this Agreement and the other Loan Documents to which it is a party to be observed, performed or satisfied by it, and that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and (ii) a Compliance Certificate containing all information and calculations necessary for determining compliance by each Group Member with the provisions of this Agreement referred to therein as of the last day of the fiscal quarter or fiscal year of the Borrower, as the case may be, and (iii) to the extent not previously disclosed to the Administrative Agent, a description of any change in the jurisdiction of organization of any Group Member and a list of any Intellectual Property acquired by any Group Member since the date of the most recent report delivered pursuant to this clause (y) (or, in the case of the first such report so delivered, since the Closing Date);

          (c) to the extent not duplicative with information previously disclosed to the Administrative Agent pursuant to clauses (a) or (b) above, within 5 days after the same are sent, copies of all financial statements and reports that SPCC or the Borrower, if applicable, sends to the holders of any class of its public debt or equity securities and, within 5 days after the same are filed, copies of all financial statements and reports that SPCC or the Borrower may make to, or file with, the SEC, the Bolsa Mexicana de Valores, S.A. de C.V., The New York Stock Exchange or the Bolsa de Valores de Lima, or any successor thereto; and

          (d) promptly, such additional financial and other information as any Lender may from time to time reasonably request.

          5.3 Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member.

          5.4 Maintenance of Existence; Compliance. (a) (i) Preserve, renew and keep in full force and effect its organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except, in each case, as otherwise permitted by Section 6.4; and (b) comply with all Contractual Obligations and Requirements of Law.

          5.5 Maintenance of Property; Insurance. (a) Keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted and (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business.

          5.6 Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) permit representatives of any Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may reasonably be desired and to discuss the business, operations, properties and financial and other condition of the Group Member with officers and employees of the Group Members and with their independent certified public accountants.

          5.7 Notices. Promptly, and in any event no later than two Business Days after Borrower's Knowledge thereof (except for clause (d) below), give notice to the Administrative Agent and each Lender of:

          (a) the occurrence of any Default or Event of Default;

          (b) any (i) default or event of default under any Contractual Obligation of any Group Member or (ii) litigation, investigation or proceeding that may exist at any time between the Borrower or any of its Subsidiaries and any Governmental Authority, that in either case could reasonably be expected to have a Material Adverse Effect;

          (c) any litigation or proceeding affecting any Group Member: (i) in which the amount involved is U.S.$20,000,000 or more and not covered by insurance, (ii) in which injunctive or similar relief is sought or (iii) which relates to any Loan Document;

          (d) the following events, as soon as possible and in any event within 30 days after the Borrower's Knowledge thereof or after the Borrower has reason to know thereof: (i) the occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC or a Plan or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Borrower or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the termination, Reorganization or Insolvency of, any Plan; and

          (e) any development or event that has had or could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 5.7 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Borrower and/or the relevant Subsidiary proposes to take with respect thereto.

          5.8 Environmental Laws. (a) Comply in all material respects with, and ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply in all material respects with and maintain, and ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws.

          (b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws.

          (c) Generate, use, treat, store, release, dispose of, and otherwise manage Hazardous Materials in a manner that would not reasonably be expected to result in a material liability to, or materially affect any real property owned or operated by, any Group Member; and take reasonable efforts to prevent any other Person from generating, using, treating, storing, releasing, disposing of, or otherwise managing Hazardous Materials in a manner that would reasonably be expected to result in a material liability to, or materially affect any real property owned or operated by, any Group Member.

          5.9 Use of Proceeds. Use the proceeds of the Loans solely for the purposes represented in Section 3.16.

          5.10 Consent Decree. Comply, and cause each of its Subsidiaries to comply, with the terms and conditions of the Acquisition Documentation, and the Consent Decree Documentation to the extent related to the Acquisition.

                        SECTION 6. NEGATIVE COVENANTS

          The Borrower hereby agrees that, so long as the Commitments remain in effect, or any Loan or other amount is owing to any Lender or the Administrative Agent hereunder, the Borrower shall not, and shall not permit any Subsidiary (other than Excluded Subsidiaries), to, directly or indirectly:

          6.1 Financial Condition Covenants.

          (a) Consolidated Leverage Ratio of the Borrower. Permit the Consolidated Leverage Ratio of the Borrower as at the last day of any period of four consecutive fiscal quarters of the Borrower ending with any fiscal quarter set forth below to exceed the ratio set forth below opposite such fiscal quarter:

                                          Consolidated
           Fiscal Quarter Ending         Leverage Ratio
           ---------------------         --------------
           December 31, 2003                  7.50

           March 31, 2004                     6.50
           June 30, 2004                      6.50
           September 30, 2004                 6.50
           December 31, 2004                  6.50
           March 31, 2005                     4.50
           June 30, 2005                      4.50
           September 30, 2005                 4.50
           December 31, 2005                  4.50
           March 31, 2006                     4.50
           June 30, 2006                      4.50
           September 30, 2006                 4.50
           December 31, 2006                  4.50
           March 31, 2007                     4.50
           June 30, 2007                      4.50
           September 30, 2007                 4.50
           December 31, 2007                  4.50

          (b) Consolidated Interest Coverage Ratio of the Borrower. Permit the Consolidated Interest Coverage Ratio of the Borrower for any period of four consecutive fiscal quarters of the Borrower (or, if less, the number of full fiscal quarters subsequent to the Closing Date) ending with any fiscal quarter set forth below to be less than the ratio set forth below opposite such fiscal quarter:

                                          Consolidated
           Fiscal Quarter Ending    Interest Coverage Ratio
           ---------------------    -----------------------
           December 31, 2003                  1.75
           March 31, 2004                     2.25
           June 30, 2004                      2.25
           September 30, 2004                 2.25
           December 31, 2004                  2.25
           March 31, 2005                     2.50
           June 30, 2005                      2.50
           September 30, 2005                 2.50
           December 31, 2005                  2.50
           March 31, 2006                     3.00
           June 30, 2006                      3.00
           September 30, 2006                 3.00
           December 31, 2006                  3.00
           March 31, 2007                     3.00
           June 30, 2007                      3.00
           September 30, 2007                 3.00
           December 31, 2007                  3.00

          (c) Consolidated Net Worth of the Borrower. Permit Consolidated Net Worth of the Borrower at any time to be less than the sum of (i) U.S.$600,000,000, (ii) 50% of cumulative Consolidated Net Income of the Borrower for each fiscal quarter of the Borrower (beginning with the fiscal quarter ending March 31, 2003) for which its Consolidated Net Income is positive, (iii) 100% of the Net Cash Proceeds of any offering by the Borrower of common equity consummated after the Closing Date and (iv) 100% of any capital contribution made to the Borrower or any of its Subsidiaries after the Closing Date by any holder of the Borrower's Capital Stock.

          (d) Consolidated Leverage Ratio of SPCC. Permit the Consolidated Leverage Ratio of SPCC as at the last day of any period of four consecutive fiscal quarters of SPCC ending with any fiscal quarter set forth below to exceed 2.5x.

          (e) Consolidated Interest Coverage Ratio of SPCC. Permit the Consolidated Interest Coverage Ratio of SPCC for any period of four consecutive fiscal quarters of SPCC (or, if less, the number of full fiscal quarters subsequent to the Closing Date) ending with any fiscal quarter set forth below to be less than 6.0x.

          (f) Consolidated Net Worth of SPCC. Permit Consolidated Net Worth of SPCC at any time to be less than the sum of (i) U.S.$900,000,000, (ii) 50% of cumulative Consolidated Net Income of SPCC for each fiscal quarter of SPCC (beginning with the fiscal quarter ending March 31, 2003) for which its Consolidated Net Income is positive, (iii) 100% of the Net Cash Proceeds of any offering by SPCC of common equity consummated after the Closing Date and
(iv) 100% of any capital contribution made to SPCC or any of its Subsidiaries after the Closing Date by any holder of SPCC's Capital Stock.

          6.2 Indebtedness. Without the prior written consent of the Required Lenders, create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness except:

          (a) Indebtedness of any Loan Party pursuant to any Loan Document;

          (b) Indebtedness of the Borrower to any other Group Member;

          (c) Indebtedness outstanding on the date hereof and listed on
Schedule 6.2(c) and any refinancings, refundings, renewals or extensions thereof (without increasing, or shortening the maturity of, the principal amount thereof);

          (d) Indebtedness of the Borrower evidenced by the Acquisition Notes issued by the Borrower pursuant to the Acquisition Agreement in an aggregate principal amount not to exceed U.S.$223,250,000;

          (e) Indebtedness of the Borrower secured, directly or indirectly, by Pledged Stock as described in each Stock Pledge Agreement, provided that (i) the Loans hereunder shall rank at least pari passu in right of payment and collateral security to all such indebtedness, (ii) the aggregate amount of such Indebtedness (including, without limitation, the Loans hereunder) shall not exceed U.S.$400,000,000 at any one time, and (iii) no Default or Event of Default shall have occurred and be continuing at the time of incurrence of any such Indebtedness and after giving effect thereto; and

          (f) Indebtedness of SPCC or any of its Subsidiaries.

          6.3 Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except:

          (a) Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP;

          (b) pledges or deposits upon any property of SPCC or any of its Subsidiaries in connection with workers' compensation, unemployment insurance and other social security legislation;

          (c) deposits made by SPCC or any of its Subsidiaries to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of SPCC or any of its Subsidiaries of a like nature incurred in the ordinary course of business;

          (d) easements, rights-of-way, restrictions and other similar encumbrances incurred by SPCC or any of its Subsidiaries in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of SPCC or any of its Subsidiaries;

          (e) Liens upon any property of SPCC or any of its Subsidiaries in existence on the date hereof listed on Schedule 6.3(e), securing Indebtedness permitted by Section 6.2(c), provided that no such Lien is spread to cover any additional property after the Closing Date and that the amount of Indebtedness secured thereby is not increased;

          (f) Liens upon any property of SPCC or any of its Subsidiaries securing Indebtedness of SPCC or any of its Subsidiaries to finance the acquisition of fixed or capital assets, provided that (i) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (iii) the amount of Indebtedness secured thereby is not increased;

          (g) Liens created pursuant to the Security Documents;

          (h) any interest or title of a lessor under any lease entered into by SPCC or any of its Subsidiaries in the ordinary course of its business and covering only the assets so leased;

          (i) Liens on the Pledged Stock as described in each of the Stock Pledge Agreements securing Indebtedness of the Borrower incurred pursuant to
Section 6.2(e), provided that (i) such Liens shall be pari passu with the Liens established in favor of the Lenders under the Stock Pledge Agreements, and (ii) the aggregate amount of Indebtedness secured by such Liens (including, without limitation, the Loans hereunder) shall not exceed U.S.$400,000,000 at any one time;

          (j) Liens on the shares of Capital Stock of Minera Mexico, S.A. de C.V. owned by the Borrower incurred in connection with the restructuring of Indebtedness of such Person and/or its Subsidiaries, as set forth in Schedule 6.14 hereto, provided that no Group Member shall have incurred any Indebtedness relating thereto and provided further that, at the time of the incurrence of such Liens, after giving effect thereto, no Default or Event of Default shall have occurred and be continuing; and

          (k) Liens upon any property of SPCC or any of its Subsidiaries not otherwise permitted by this Section so long as neither (i) the aggregate outstanding principal amount of the obligations secured thereby nor (ii) the aggregate fair market value (determined as of the date such Lien is incurred) of the assets subject thereto, together with the aggregate outstanding principal amount or the aggregate fair market value, as applicable, of all other Liens upon any property of SPCC and its Subsidiaries permitted under this Section 6.3(k), exceeds U.S.$50,000,000.

          6.4 Fundamental Changes. Enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or Dispose of all or substantially all of its property or business, except that any Investment expressly permitted by
Section 6.14 may be structured as a merger, consolidation or amalgamation.

          6.5 Disposition of Property. (a) Dispose of any property of the Borrower, whether now owned or hereafter acquired, without the prior written consent of the Required Lenders; or issue, sell or transfer any shares of the Capital Stock of the Borrower or SPCC Holdings, without the prior written consent of the Required Lenders, which consent shall not be unreasonably withheld.

          (b) Issue or sell (i) any shares of the Capital Stock of SPCC unless the shares of Capital Stock of SPCC pledged under the SPCC Stock Pledge Agreement constitutes, after giving effect to such issuance or sale, at least 53.0% of the outstanding Capital Stock of SPCC (on a fully diluted basis) and 65.8% of the outstanding Class A Common Stock of SPCC (on a fully diluted basis) or (ii) any shares of the Capital Stock of any of SPCC's Subsidiaries except to its immediate parent corporation.

          (c) Carry out an Asset Sale of any property of SPCC or any of its Subsidiaries, whether now owned or hereafter acquired, unless the Net Unreinvested Cash Proceeds thereform are used to prepay the Loans to the extent required under Section 2.7.

          6.6 Restricted Payments. Declare or pay any dividend on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition, of any Capital Stock of any Group Member, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Group Member (collectively, "Restricted Payments"), except that:

          (a) so long as, before and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing, SPCC Holdings may make Restricted Payments to the Borrower; and

          (b) SPCC may make Restricted Payments ratably to SPCC Holdings and the other stockholders of SPCC; and

          (c) any of SPCC's Subsidiaries may make Restricted Payments to its direct corporate parent; and

          (d) proceeds based on ownership of the Acquired Shares from the U.S.$0.092 per share dividend declared by the board of directors of SPCC on January 30, 2003 will be paid to Asarco to the extent required under the Consent Decree, regardless of whether the Acquired Shares were owned, directly or indirectly, by Asarco at the time the right to such dividends vested; and

          (e) so long as (i) before and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing, and (ii) cash in an amount equal to the next following interest payment on the Loans is segregated and set aside in escrow for the benefit of the Lenders, the Borrower may pay dividends.

          6.7 Limitations on Modifications of Indebtedness; Modifications to Certain Agreements. Make any voluntary or optional payment or prepayment (excluding regularly scheduled payments and prepayments arising out of the default or acceleration of such Indebtedness) on, or redemption or acquisition for value of (including, without limitation, by way of depositing with the trustee with respect thereto money or securities before due for the purpose of paying when due), any existing Indebtedness of the Borrower with a scheduled maturity date as of the date hereof after the Maturity Date; or amend, modify or change, or permit the amendment, modification or change of, any provision of its charter documents, estatutos sociales, by-laws or other organizational documents, except to the extent such amendment, modification or change would not reasonably be expected to have a Material Adverse Effect, provided that such amendment, modification or change shall, in any event, be previously approved in writing by the Administrative Agent, such consent not to be unreasonably withheld.

          6.8 Transactions with Affiliates. Other than as expressly contemplated in the Acquisition Documentation, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate unless such transaction is (a) otherwise permitted under this Agreement, (b) in the ordinary course of business of the relevant Group Member and (c) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm's-length transaction with a Person that is not an Affiliate.

          6.9 Sales and Leasebacks. Enter into any arrangement with any Person providing for the leasing by any Group Member of real or personal property that has been or is to be sold or transferred by such Group Member to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of such Group Member.

          6.10 Changes in Fiscal Periods. Permit the fiscal year of the Borrower to end on a day other than December 31 or change the Borrower's method of determining fiscal quarters.

          6.11 Negative Pledge Clauses. Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of the Borrower or SPCC Holdings to create, incur, assume or suffer to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, to secure its obligations under the Loan Documents to which it is a party other than (a) this Agreement and the other Loan Documents and (b) any agreements governing any purchase money Liens or Capital Lease Obligations otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby).

          6.12 Clauses Restricting Subsidiary Distributions. Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Borrower (other than Excluded Subsidiaries) to (a) make Restricted Payments in respect of any Capital Stock of such Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Group Member, (b) make loans or advances to, or other Investments in, the Borrower or any other Group Member or (c) transfer any of its assets to the Borrower or any other Group Member, except for such encumbrances or restrictions (X) existing under or by reason of (i) any restrictions existing under the Loan Documents and (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially all of the Capital Stock or assets of such Subsidiary, (Y) on loans, advances, Investments or transfers from a Group Member to any of such Group Member's Subsidiaries and
(Z) existing on the date hereof and set forth on Schedule 6.12 hereto.

          6.13 Lines of Business. Enter into any business, either directly or through any Subsidiary, except for those businesses in which the Borrower and its Subsidiaries (or, in the case of any other Group Member, in which SPCC and SPCC's Subsidiaries) are engaged on the date of this Agreement or that are reasonably related thereto.

          6.14 Investments. Make any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person (all of the foregoing, "Investments"), except the following (in the case of the following clauses (b) through (f) to the extent such Investments are not made in Asarco or any of its Subsidiaries):

          (a) extensions of trade credit in the ordinary course of business (provided that the aggregate amount of any such extensions to Asarco and its Subsidiaries shall not exceed U.S.$5,000,000 at any time);

          (b) Investments in Cash Equivalents;

          (c) loans and advances to employees of any Group Member in the ordinary course of business (including for travel, entertainment and relocation expenses) in an aggregate amount for all Group Members not to exceed U.S.$1,000,000 at any one time outstanding;

          (d) so long as before and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing, Investments by the Borrower in Minera Mexico, S.A. de C.V. or any of its Subsidiaries in connection with the restructuring of Indebtedness of any such Person and its Subsidiaries, as set forth in Schedule 6.14 hereto, provided that (i) all such Investments are made from, and only to the extent of, capital contributions received by the Borrower specifically for such purposes (evidence of which shall be provided to the Administrative Agent prior to any such Investment) and (ii) the aggregate amount of such Investments does not exceed U.S.$127,750,000 (up to U.S.$110,000,000 in cash and U.S.$17,750,000 in debt forgiveness);

          (e) Investments from SPCC to any Wholly Owned Subsidiary of SPCC;
and

          (f) in addition to Investments otherwise expressly permitted by this Section, Investments by the Borrower or SPCC or any of SPCC's Subsidiaries in an aggregate amount (valued at cost) not to exceed U.S.$20,000,000 during the term of this Agreement.

          6.15 Amendments to Acquisition Documents. Amend, supplement or otherwise modify the terms and conditions of the Acquisition Documentation, or the provisions of the Consent Decree Documentation relating thereto, without the Administrative Agent's prior written consent, which shall not be unreasonably withheld or delayed.

                         SECTION 7. EVENTS OF DEFAULT

          If any of the following events shall occur and be continuing:

          (a) (i) the Borrower shall fail to pay any principal of any Loan when due in accordance with the terms hereof; or (ii) the Borrower shall fail to pay any interest on any Loan within 15 days after such interest becomes due in accordance with the terms hereof (provided, however, that such 15 day cure period shall not be available if the Borrower shall have failed to pay such interest on the applicable Interest Payment Date (without taking into account any applicable cure periods) for two (2) consecutive Interest Payment Dates); or (iii) the Borrower shall fail to pay any other amount payable hereunder or under any other Loan Document within three (3) days after any such other amount becomes due in accordance with the terms hereof; or

          (b) any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document shall prove to have been inaccurate in any material respect on or as of the date made or deemed made; or

          (c) the Borrower shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 5.4(a), Sections 5.7(a) and 5.9 or Section 6 of this Agreement or either Pledgor under the Stock Pledge Agreements shall default in the observance or performance of any agreement contained in Section 4.5 under such agreements; or

          (d) any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of thirty (30) days after notice to the Borrower from the Administrative Agent or the Required Lenders; or

          (e) any Group Member shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Loans) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (iii) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable; provided that a default, event or condition described in clause (i), (ii) or (iii) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (i), (ii) and
(iii) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the outstanding principal amount of which exceeds in the aggregate U.S.$20,000,000; or

          (f) (i) any Group Member shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or any Group Member shall make a general assignment for the benefit of its creditors; or
(ii) there shall be commenced against any Group Member any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or
(B) remains undismissed, undischarged or unbonded for a period of 60 days; or
(iii) there shall be commenced against any Group Member any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Group Member shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Group Member shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

          (g) (i) any Person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of any Group Member or any Commonly Controlled Entity, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA, (v) any Group Member or any Commonly Controlled Entity shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or Reorganization of, a Multiemployer Plan or (vi) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could, in the sole judgment of the Required Lenders, reasonably be expected to have a Material Adverse Effect; or

          (h) one or more judgments or decrees shall be entered against any Group Member involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of U.S.$20,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof; or

          (i) any of the Security Documents shall cease, for any reason, to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall so assert, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby; or

          (j) the Pledged Stock under the SPCC Stock Pledge Agreement shall at any time constitute less than 65.8% of the issued and outstanding shares of Class A Common Stock of SPCC (on a fully diluted basis) or less than 53.0% of the issued and outstanding Capital Stock of SPCC (on a fully diluted basis); or

          (k) after the first anniversary of the date hereof, Grupo Mexico or any of its Affiliates (as defined in the SPCC Charter) shall acquire or own, without the prior written consent of the Required Lenders, any shares of the Capital Stock of SPCC (other than the Excluded SPCC Shares), unless such shares have been or, upon their acquisition, are immediately pledged, to the Administrative Agent's reasonable satisfaction, in favor of the Administrative Agent as collateral for the obligations of the Borrower hereunder (it being understood that this clause (k) shall not affect any Group Member's obligation to pledge shares of SPCC or SPCC Holdings, whether now owned or hereafter acquired, under the Stock Pledge Agreements); provided, that if the SPCC Charter shall have been amended, in form and substance satisfactory to the Administrative Agent, to conform Section 4.9 of the SPCC Charter to Section
4.2 of the SPCC Stockholders' Agreement such that all of the outstanding shares of Class A Common Stock of SPCC shall automatically convert to shares of Common Stock of SPCC if the Class A Common Stock (without considering the Common Stock) owned by Founding Stockholders and their respective Affiliates shall represent less than 35% of the outstanding Common Shares (as such terms are defined in the SPCC Charter) of SPCC, then, the reference in this clause
(k) to "any shares of Capital Stock of SPCC" shall be thereafter deemed to refer to "any shares of Class A Common Stock of SPCC"; and provided, further, that this clause (k) shall be null and void and of no further effect if SPCC shall have agreed in writing, in form and substance satisfactory to the Administrative Agent, to consent and grant to the Administrative Agent registration rights on the same terms as set forth in the SPCC Stock Pledge

Agreement, which rights shall be exercisable at such time and upon the request of the Administrative Agent of registration of all or a portion of the Pledged Stock pursuant to the SPCC Stock Pledge Agreement; or

          (l) The Consent Decree shall cease, for any reason, to be in full force and effect, or any Loan Party or any Affiliate of any Loan Party shall so assert; or

          (m) Phelps Dodge Overseas Capital Corporation, Cerro Trading Company, Inc. and their respective Affiliates (or permitted successors under the SPCC Charter) shall in the aggregate own 33.5% or more of the outstanding Common Shares (as such terms are defined in the SPCC Charter) of SPCC; provided, that if the SPCC Charter shall have been amended, in form and substance satisfactory to the Administrative Agent, to conform Section 4.9 of the SPCC Charter to Section 4.2 of the SPCC Stockholders' Agreement such that all of the outstanding shares of Class A Common Stock of SPCC shall automatically convert to shares of Common Stock of SPCC if the Class A Common Stock (without considering the Common Stock) owned by Founding Stockholders and their respective Affiliates shall represent less than 35% of the outstanding Common Shares (as such terms are defined in the SPCC Charter) of SPCC, then, for purpose of calculating the percentage ownership for this clause (m) of Phelps Dodge Overseas Capital Corporation, Cerro Trading Company and their respective Affiliates (or permitted successors under the SPCC Charter), all shares of Common Stock owned by such Persons shall be excluded; and provided, further, that this clause (m) shall be null and void and of no further effect if SPCC shall have agreed in writing, in form and substance satisfactory to the Administrative Agent, to consent and grant to the Administrative Agent registration rights on the same terms as set forth in the SPCC Stock Pledge Agreement, which rights shall be exercisable at such time and upon the request of the Administrative Agent of registration of all or portion of a the Pledged Stock pursuant to the SPCC Stock Pledge Agreement;

then, and in any such event, (A) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above with respect to the Borrower, automatically the Commitments shall immediately terminate and the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents shall immediately become due and payable, and (B) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower declare the Commitments to be terminated forthwith, whereupon the Commitments shall immediately terminate; and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower.

                     SECTION 8. THE ADMINISTRATIVE AGENT

          8.1 Appointment. Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan

Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

          8.2 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys in-fact selected by it with reasonable care.

          8.3 Exculpatory Provisions. Neither the Administrative Agent nor any of its respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person's own gross negligence or willful misconduct) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Administrative Agent shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.

          8.4 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

          8.5 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

          8.6 Non-Reliance on Administrative Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of its respective officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by the Administrative Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

          8.7 Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have


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                                                                            52

terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to, or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the Administrative Agent's gross negligence or willful misconduct. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.

          8.8 Administrative Agent in Its Individual Capacity. The Administrative Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though the Administrative Agent were not an agent. With respect to its Loans made or renewed by it, the Administrative Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not the Administrative Agent, and the terms "Lender" and "Lenders" shall include the Administrative Agent in its individual capacity.

          8.9 Successor Administrative Agent. The Administrative Agent may resign as Administrative Agent upon 10 days' notice to the Lenders and the Borrower. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default with respect to the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the agent, and the term "Administrative Agent" shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 10 days following a retiring Administrative Agent's notice of resignation, the retiring Administrative Agent's resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring Administrative Agent's resignation as Administrative Agent, the provisions of this Section 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

                           SECTION 9. MISCELLANEOUS

          9.1 Amendments and Waivers. Neither this Agreement, any other Loan Document, nor any terms hereof or thereof, may be amended, supplemented or modified except in accordance with the provisions of this Section 9.1. The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (a) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall (i) forgive the principal amount or extend the final scheduled date of maturity of any Loan, extend the scheduled date of any amortization payment in respect of any Loan, reduce the stated rate of any interest or fee payable hereunder or extend the scheduled date of any payment thereof, without the written consent of each Lender directly affected thereby; (ii) eliminate or reduce the voting rights of any Lender under this Section 9.1 without the written consent of such Lender; (iii) reduce any percentage specified in the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents, release all or substantially all of the Pledged Stock from any of the Security Documents, in each case without the written consent of all Lenders; (iv) amend, modify or waive any provision of Section 2.10 without the written consent of the Required Lenders; (v) reduce the amount of Net Cash Proceeds required to be applied to prepay Loans under this Agreement without the written consent of the Required Lenders; (vi) reduce the percentage specified in the definition of Required Lenders with respect to any Facility without the written consent of all Lenders under such Facility; or (vii) amend, modify or waive any provision of Section 8 without the written consent of the Administrative Agent. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon.

          Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such Loans in any determination of the Required Lenders.

          9.2 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise

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                                                                            54

expressly provided herein, shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, addressed as follows in the case of the Borrower and the Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

   Borrower:               2575 East Camelback Road, Suite 500
                           Phoenix, Arizona, 65016
                           United States
                           Attention: Hector Nieto Castilla
                           Telecopy: (602) 977-6500
                           Telephone: (602) 977-6706

   Administrative Agent:   Insurgentes Sur No. 3500, Piso 1
                           Col. Pena Pobre
                           14060 Mexico, D.F.
                           Mexico
                           Attention: Luis Frias Humphrey /
                           Direccion de Banca Corporativa
                           Telecopy: 011-52-55-5596-8603
                           Telephone: 011-52-55-5625-4900
                           With a copy to: Raul
                           Humberto Zepeda Ruiz / Direccion Juridica
                           Telecopy: 011-52-55-5325-0579
                           Telephone: 011-52-55-5238-0610

   Administrative Agent's
   Payment Office:         Bank: JP Morgan Chase

                           ABA No.: 021 000 021
                           Credit Account No.: 400 475 464
                           Beneficiary: Banco Inbursa, S.A.
                           Ref: AMC Loan

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received.

          Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

          9.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or

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                                                                            55

privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

          9.4 Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder.

          9.5 Payment of Expenses and Taxes. The Borrower agrees (a) to pay or reimburse the Administrative Agent for all its reasonable and documented out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of counsel to the Administrative Agent and filing and recording fees and expenses and custodian fees with respect to the certificates of the shares of the Pledged Stock, with statements with respect to the foregoing to be submitted to the Borrower prior to the Closing Date (in the case of amounts to be paid on the Closing Date) and from time to time thereafter on a quarterly basis or such other periodic basis as the Administrative Agent shall deem appropriate, (b) to pay or reimburse each Lender and the Administrative Agent for all its reasonable and documented costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents, including the reasonable fees and disbursements of counsel (including the reasonable allocated fees and expenses of in-house counsel) to each Lender and of counsel to the Administrative Agent, (c) to pay, indemnify, and hold each Lender and the Administrative Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents, and (d) to pay, indemnify, and hold each Lender and the Administrative Agent and their respective officers, directors, employees, affiliates, agents and controlling persons (each, an "Indemnitee") harmless from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any such other documents, including any of the foregoing relating to the use of proceeds of the Loans or the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of any Grupo Mexico Member or any real property owned or leased by any Grupo Mexico Member and the reasonable fees and expenses of legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Loan Document (all the foregoing in this clause (d), collectively, the "Indemnified Liabilities"), provided that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnitee. Without limiting the foregoing, and to the extent permitted by applicable law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee. All amounts due under this Section 9.5 shall be payable not later than 10 days after written demand therefor. Statements payable by the Borrower pursuant to this Section 9.5 shall be submitted to Hector Nieto Castilla (Telephone No.
(602) 977-6706) (Telecopy No. (602) 977-6500), at the address of the Borrower set forth in Section 9.2, or to such other Person or address as may be hereafter designated by the Borrower in a written notice to the Administrative Agent. The agreements in this Section 9.5 shall survive repayment of the Loans and all other amounts payable hereunder.

          9.6 Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.

          (b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (each, an "Assignee") all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment to an Assignee that is a Lender immediately prior to giving effect to such assignment.

          (ii) Assignments shall be subject to the following additional conditions:

          (A) except in the case of an assignment to a Lender, an affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender's Commitments or Loans hereunder, the amount of the Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than U.S.$5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates;

          (B) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of U.S.$3,500;

          (C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire; and

          (D) An Assignee shall not be entitled to receive any greater payment under Section 2.12 or 2.13 than the assignor Lender would have been entitled to receive with respect to the assigned interest, unless the assignment is made with the Borrower's prior written consent.

          (iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Acceptance the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 9.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

          (iv) The Administrative Agent, acting for this purpose as an Administrative Agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.

          (v) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an Assignee, the Assignee's completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph
(b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

          (c) (i) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks, financial institutions or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 9.1 and (2) directly affects such Participant. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.14 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.7(b) as though it were a Lender, provided such Participant shall be subject to Section 9.7(a) as though it were a Lender.

          (ii) A Participant shall not be entitled to receive any greater payment under Section 2.12 or 2.13 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. Any Participant that is a Non-U.S. Lender shall not be entitled to the benefits of Section 2.13 unless such Participant complies with Section 2.13(d).

          (d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

          (e) The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (d) above.

          9.7 Adjustments; Set-off. (a) Except to the extent that this Agreement expressly provides for payments to be allocated to a particular Lender or to the Lenders under a particular Facility, if any Lender (a "Benefitted Lender") shall, at any time after the Loans and other amounts payable hereunder shall immediately become due and payable pursuant to Section 7, receive any payment of all or part of the Obligations owing to it, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 7(e), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

    (b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon any amount becoming due and payable by the Borrower hereunder (whether at the stated maturity, by acceleration or otherwise), to set off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower, as the case may be. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such setoff and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such setoff and application.

          9.8 Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

          9.9 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

          9.10 Integration. This Agreement and the other Loan Documents represent the entire agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents.

          9.11 GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

          9.12 Submission To Jurisdiction; Waivers. Each of the parties hereby irrevocably and unconditionally:

          (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States for the Southern District of New York, and appellate courts from any thereof;

          (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

          (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower at its address set forth in Section 9.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

          (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

          (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

          9.13 Acknowledgements. The Borrower hereby acknowledges that:

          (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents;

          (b) neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrower arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between Administrative Agent and Lenders, on one hand, and the Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

          (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower and the Lenders.

          9.14 Releases of Guarantees and Liens. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 9.1) to take any action requested by the Borrower having the effect of releasing any Pledged Stock or guarantee obligations (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 9.1 or (ii) under the circumstances described in paragraph (b) below.

          (b) At such time as the Loans, the Reimbursement Obligations and the other obligations under the Loan Documents shall have been paid in full and the Commitments have been terminated, the Pledged Stock shall be released from the Liens created by the Security Documents, and the Security Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the Security

Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

          9.15 Confidentiality. Each of the Administrative Agent and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party pursuant to this Agreement that is designated by such Loan Party as confidential; provided that nothing herein shall prevent the Administrative Agent or any Lender from disclosing any such information (a) to the Administrative Agent, any other Lender or any affiliate thereof, (b) subject to an agreement to comply with the provisions of this Section, to any actual or prospective Transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its affiliates, (d) upon the request or demand of any Governmental Authority, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, (f) if requested or required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed,
(h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender's investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Loan Document.

          9.16 WAIVERS OF JURY TRIAL. THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                               AMERICAS MINING CORPORATION, as
                               Borrower

                               By:
                                  ---------------------------------
                                  Name:
                                  Title:





                               BANCO INBURSA, S.A., INSTITUCION DE BANCA
                               MULTIPLE, GRUPO FINANCIERO INBURSA, as
                               Administrative Agent and a Lender

                               By:
                                  ---------------------------------
                                  Name:
                                  Title:

                                   Exhibit 4
                                   ---------

                            STOCK PLEDGE AGREEMENT

-----------===================================================================





                            STOCK PLEDGE AGREEMENT



                                    made by



                             SPHC II INCORPORATED



                                  in favor of



                             BANCO INBURSA, S.A.,

           Institucion de Banca Multiple, Grupo Financiero Inbursa,

                            as Administrative Agent


                          Dated as of March 31, 2003



==============================================================================

                               Table of Contents

                                                                          Page

Section 1. DEFINED TERMS....................................................1
      1.1  Definitions......................................................1
      1.2  Other Definitional Provisions....................................2

Section 2. PLEDGE; GRANT OF SECURITY INTEREST...............................3

Section 3. REPRESENTATIONS AND WARRANTIES...................................3
      3.1  Title; No Other Liens............................................3
      3.2  Perfected First Priority Liens...................................3
      3.3  Capital Stock; Nonassessable.....................................3
      3.4  Authorization; No Contravention..................................4

Section 4. COVENANTS........................................................4
      4.1  Payment of Obligations...........................................4
      4.2  Maintenance of Perfected Security Interest; Further
           Documentation....................................................4
      4.3  Notices..........................................................5
      4.4  Distributions....................................................5
      4.5  Negative Covenants...............................................5
      4.6  Securities Laws..................................................6

Section 5. REMEDIAL PROVISIONS..............................................6
      5.1  Events of Default................................................6
      5.2  Proceeds to be Turned Over To Administrative Agent...............6
      5.3  Application of Proceeds..........................................7
      5.4  Code and Other Remedies..........................................7
      5.5  Registration Rights..............................................8
      5.6  Deficiency.......................................................9

Section 6. THE ADMINISTRATIVE AGENT.........................................9
      6.1  Administrative Agent's Appointment as
           Attorney-in-Fact, etc............................................9
      6.2  Duty of Administrative Agent....................................10
      6.3  Execution of Financing Statements...............................11
      6.4  Authority of Administrative Agent...............................11

Section 7. MISCELLANEOUS...................................................11
      7.1  Amendments in Writing...........................................11
      7.2  Notices.........................................................11
      7.3  No Waiver by Course of Conduct; Cumulative Remedies.............11
      7.4  Enforcement Expenses; Indemnification...........................11
      7.5  Successors and Assigns..........................................12
      7.6  Set-Off.........................................................12
      7.7  Counterparts....................................................12
      7.8  Severability....................................................12
      7.9  Section Headings................................................12
      7.10 Integration.....................................................13
      7.11 GOVERNING LAW...................................................13

      7.12 Submission To Jurisdiction; Waivers.............................13
      7.13 Acknowledgements................................................13
      7.14 Releases........................................................13
      7.15 WAIVER OF JURY TRIAL............................................14


SCHEDULES

Schedule 1 Pledged Stock

                            STOCK PLEDGE AGREEMENT

          STOCK PLEDGE AGREEMENT, dated as of March 31, 2003, made by SPHC II Incorporated, a Delaware corporation (the "Pledgor"), in favor of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent (in such capacity, the "Administrative Agent") for the banks and other financial institutions or entities (the "Lenders") from time to time parties to the Credit Agreement, dated as of February 28, 2003 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Americas Mining Corporation (the "Borrower"), the Lenders and the Administrative Agent.

                       W I T N E S S E T H:
                       - - - - - - - - - -

          WHEREAS, pursuant to the Credit Agreement, the Lenders have severally agreed to make extensions of credit to the Borrower upon the terms and subject to the conditions set forth therein;

          WHEREAS, in accordance with the Credit Agreement, the Borrower shall, simultaneously with the extension of credit thereunder, use the net proceeds therefrom to finance a portion of the purchase price for the acquisition of 43,348,949 shares of Class A Common Stock of Southern Peru Copper Corporation, a Delaware corporation ("SPCC"), by the Borrower;

          WHEREAS, the Pledgor is a wholly owned subsidiary of the Borrower and, upon consummation of such acquisition, the Borrower will transfer the acquired capital stock of SPCC to the Pledgor as a capital contribution;

          WHEREAS, the Pledgor will derive substantial direct and indirect benefit from the making of the extension of credit under the Credit Agreement; and

          WHEREAS, it is a condition precedent to the obligation of the Lenders to make their respective extensions of credit to the Borrower under the Credit Agreement that the Pledgor shall have executed and delivered this Agreement to the Administrative Agent for the ratable benefit of the Lenders.

          NOW, THEREFORE, in consideration of the premises and to induce the Administrative Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective extensions of credit to the Borrower thereunder, the Pledgor hereby agrees with the Administrative Agent, for the ratable benefit of the Lenders, as follows:

                           Section 1. DEFINED TERMS

     1.1 Definitions. (a) Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

     (b) The following terms shall have the following meanings:

           "Agreement": this Stock Pledge Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

           "Collateral":  as defined in Section 2.

          "Collateral Account": any collateral account established by the Administrative Agent as provided in Section 5.2 or 5.3.

          "New York UCC": the Uniform Commercial Code as from time to time in effect in the State of New York.

          "Obligations": the collective reference to the unpaid principal of and interest on the Loans and all other obligations and liabilities of the Borrower and the Pledgor (including, without limitation, interest accruing at the then applicable rate provided in the Credit Agreement after the maturity of the Loans and interest accruing at the then applicable rate provided in the Credit Agreement after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower or the Pledgor, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) to the Administrative Agent or any Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Credit Agreement, this Agreement, the other Loan Documents or any other document made, delivered or given in connection with any of the foregoing, in each case whether on account of principal, interest, fees, indemnities, costs, expenses or otherwise (including, without limitation, all reasonable and documented fees and disbursements of counsel to the Administrative Agent or to the Lenders that are required to be paid by the Borrower or the Pledgor pursuant to the terms of any of the foregoing agreements).

          "Pledged Stock": the shares of Class A Common Stock of SPCC listed on Schedule 1 together with any other shares certificates, options or rights of any nature whatsoever in respect of the Capital Stock of SPCC that may be issued or granted to, or held by, the Pledgor while this Agreement is in effect. The Administrative Agent acknowledges that, as of the date hereof, the Borrower and/or its affiliates (other than the Pledgor) own, in the aggregate, 186,500 shares of common stock, par value $0.01 per share, of SPCC, which shares (i) represent approximately 0.2333% of such common stock outstanding as of the date hereof and (ii) are not subject to the pledge hereunder (the "Excluded SPCC Shares").

          "Proceeds": all "proceeds" as such term is defined in Section 9-102(a)(64) of the New York UCC and, in any event, shall include, without limitation, all dividends or other income from the Pledged Stock, collections thereon or distributions or payments with respect thereto.

          "Securities Act": the Securities Act of 1933, as amended.

          "SPCC Charter": as defined in Section 3.3(a).

          "SPCC Stockholders' Agreement": as defined in Section 3.3(c).

          "Stock Powers": as defined in Section 2.

          "Structured Foreclosure Period": as defined in Section 5.4(b).

     1.2 Other Definitional Provisions. (a) The words "hereof," "herein", "hereto" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and Schedule references are to this Agreement unless otherwise specified.

     (b) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

                Section 2. PLEDGE; GRANT OF SECURITY INTEREST

          The Pledgor hereby assigns and transfers to the Administrative Agent, and hereby grants to the Administrative Agent, for the ratable benefit of the Lenders, a security interest in, all of the following property now owned or at any time hereafter acquired by the Pledgor or in which the Pledgor now has or at any time in the future may acquire any right, title or interest (collectively, the "Collateral"), as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations:

          (a) all Pledged Stock; and

          (b) to the extent not otherwise included, all Proceeds and products of the foregoing.

          The Pledgor herewith delivers to the Administrative Agent all of such Pledged Stock which is in existence on the date hereof, accompanied by appropriate undated stock powers covering each certificate representing one or more shares of the Pledged Stock (the "Stock Powers") duly executed in blank.

                  Section 3. REPRESENTATIONS AND WARRANTIES

          To induce the Administrative Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective extensions of credit to the Borrower thereunder, the Pledgor hereby represents and warrants to the Administrative Agent and each Lender that:

     3.1 Title; No Other Liens. The Pledgor is the record and beneficial owner of, and has good and marketable title to, the Pledged Stock pledged by it hereunder, and owns each item of Collateral, free and clear of any and all Liens or options in favor of, or claims of, any other Person, except the security interest created by this Agreement. No financing statement or other public notice with respect to all or any part of the Collateral is on file or of record in any public office, except such as have been filed in favor of the Administrative Agent, for the ratable benefit of the Lenders, pursuant to this Agreement.

     3.2 Perfected First Priority Liens. The security interests granted pursuant to this Agreement (a) upon physical delivery of the certificates representing the Pledged Stock, together with the related Stock Powers, constitute valid perfected security interests in all of the Collateral in favor of the Administrative Agent, for the ratable benefit of the Lenders, as collateral security for the Obligations, enforceable in accordance with the terms hereof against all creditors of the Pledgor and any Persons purporting to purchase any Collateral from the Pledgor and (b) are prior to any and all other Liens on the Collateral. The Stock Powers are duly executed and give the Administrative Agent the authority they purport to confer.

     3.3 Capital Stock; Nonassessable. (a) The shares of Pledged Stock pledged by the Pledgor hereunder constitute, as of the Closing Date, 65.8% of the issued and outstanding shares of SPCC's Class A Common Stock (on a fully diluted basis), which entitle the Pledgor to the voting rights of Class A Common Stock shares as set forth in the Restated Certificate of Incorporation of SPCC (the "SPCC Charter"), and 54.08% of the issued and outstanding shares of all classes of the SPCC's Capital Stock (on a fully diluted basis).

     (b) All the shares of the Pledged Stock have been duly and validly issued and are fully paid and nonassessable.

     (c) There are no restrictions upon the voting rights associated with, or upon the transfer of, any of the Pledged Stock, other than pursuant to this Agreement, the SPCC Charter and the Agreement Among Certain Stockholders of SPCC dated January 2, 1996 among SPCC and certain of its Stockholders (as amended from time to time, the "SPCC Stockholders' Agreement").

     3.4 Authorization; No Contravention. (a) The Pledgor has the corporate power and authority and the legal right to execute and deliver, to perform its obligations under, and to create the perfected security interests on the Collateral owned by it pursuant to, this Agreement and has taken all necessary corporate action to authorize its execution, delivery and performance of, and to create the perfected security interests on the Collateral owned by it pursuant to, this Agreement;

     (b) The execution, delivery and performance of this Agreement by the Pledgor will not violate any provision of any Requirement of Law or Contractual Obligation of the Borrower, the Pledgor or SPCC (including, without limitation, the SPCC Charter and the SPCC Stockholders' Agreement) and will not result in the creation or imposition of any Lien on any of the properties or revenues of the Borrower, the Pledgor or SPCC pursuant to any Requirement of Law or Contractual Obligation, except as contemplated hereby; and

     (c) No consent or authorization of, filing with, or other act by or in respect of, any arbitrator or Governmental Authority and no consent of any other Person (including, without limitation, any stockholder or creditor of the Borrower, the Pledgor or SPCC), is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement.

          The representations and warranties in this Section 3 shall be deemed to have been made by the Pledgor on each date that an extension of credit is made by any of the Lenders under the Credit Agreement as though made hereunder on and as of such date.

                             Section 4. COVENANTS

     The Pledgor covenants and agrees with the Administrative Agent and the Lenders that, from and after the date of this Agreement until the Obligations shall have been paid in full and the Commitments shall have terminated:

     4.1 Payment of Obligations. The Pledgor will pay and discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all taxes, assessments and governmental charges or levies imposed upon the Collateral or in respect of income or profits therefrom, as well as all claims of any kind (including, without limitation, claims for labor, materials and supplies) against or with respect to the Collateral, except that no such charge need be paid if the amount or validity thereof is currently being contested in good faith by appropriate proceedings, reserves in conformity with GAAP with respect thereto have been provided on the books of the Pledgor and such proceedings could not reasonably be expected to result in the sale, forfeiture or loss of any material portion of the Collateral or any interest therein.

     4.2 Maintenance of Perfected Security Interest; Further Documentation.
(a) The Pledgor shall maintain the security interest created by this Agreement as a perfected security interest having at least the priority described in
Section 3.2 and shall defend such security interest against the claims and demands of all Persons whomsoever, subject to the rights of the Pledgor under
Section 6.3(i) of the Credit Agreement to create a Lien on the Collateral.

     (b) At any time and from time to time, upon the written request of the Administrative Agent, and at the sole expense of the Pledgor, the Pledgor will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as the Administrative Agent may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including, without limitation, (i) filing any financing or continuation statements under the Uniform Commercial Code (or other similar laws) in effect in any jurisdiction with respect to the security interests created hereby and (ii) taking any actions necessary to enable the Administrative Agent to obtain "control" (within the meaning of the applicable Uniform Commercial Code) with respect thereto.

     4.3 Notices. The Pledgor will advise the Administrative Agent and the Lenders promptly, in reasonable detail, of:

     (a) any Lien (other than security interests created hereby) on any of the Collateral which would adversely affect the ability of the Administrative Agent to exercise any of its remedies hereunder; and

     (b) of the occurrence of any other event which could reasonably be expected to have a material adverse effect on the aggregate value of the Collateral or on the security interests created hereby.

     4.4 Distributions. If the Pledgor shall become entitled to receive or shall receive any certificate (including, without limitation, any certificate representing a dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights in respect of the Capital Stock of any issuer, whether in addition to, in substitution of, as a conversion of, or in exchange for any shares of the Pledged Stock, or otherwise in respect thereof, the Pledgor shall accept the same as the agent of the Administrative Agent, hold the same in trust for the Administrative Agent and deliver the same forthwith to the Administrative Agent in the exact form received, duly indorsed by the Pledgor to the Administrative Agent, if required, together with an undated stock power covering such certificate duly executed in blank by the Pledgor and with, if the Administrative Agent so requests, signature guaranteed, to be held by the Administrative Agent, subject to the terms hereof, as additional collateral security for the Obligations. Any sums paid upon or in respect of the Pledged Stock upon the liquidation or dissolution of SPCC shall be paid over to the Administrative Agent to be held by it hereunder as additional collateral security for the Obligations, and in case any distribution of capital shall be made on or in respect of the Pledged Stock or any property shall be distributed upon or with respect to the Pledged Stock pursuant to the recapitalization or reclassification of the capital of SPCC or pursuant to the reorganization thereof, the property so distributed shall be subject to a perfected security interest in favor of the Administrative Agent or, at the sole discretion of the Administrative Agent, delivered to the Administrative Agent to be held by it hereunder, as additional collateral security for the Obligations. If any sums of money or property so paid or distributed in respect of the Pledged Stock shall be received by the Pledgor, the Pledgor shall, until such money or property is paid or delivered to the Administrative Agent, hold such money or property in trust for the Administrative Agent, segregated from other funds of the Pledgor, as additional collateral security for the Obligations.

     4.5 Negative Covenants(a) . Without the prior written consent of the Administrative Agent, the Pledgor will not (i) vote to enable, or take any other action to permit, SPCC to issue any Capital Stock of any nature or to issue any other securities convertible into or granting the right to purchase or exchange for any Capital Stock of any nature of SPCC, (ii) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Pledged Stock or Proceeds thereof (except pursuant to a transaction expressly permitted by the Credit Agreement), (iii) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Pledged Stock or Proceeds thereof, or any interest therein, except for the security interests created by this Agreement and Liens permitted pursuant to Section 6.3(i) of the Credit Agreement; (iv) enter into any agreement or undertaking restricting the right or ability of the Pledgor or the Administrative Agent to own, sell, assign or transfer any of the Pledged Stock or Proceeds thereof, or to exercise voting or any other rights associated therewith; (v) or elect to convert the Pledged Stock into shares of common stock of SPCC pursuant to
Section 4.9 of the SPCC Charter; or (vi) amend the SPCC Stockholders'
Agreement.

     4.6 Securities Laws. The Pledgor shall cause SPCC to comply with the reporting requirements under the Securities Exchange Act of 1934, as amended.

                        Section 5. REMEDIAL PROVISIONS

     5.1 Events of Default. (a) Unless an Event of Default shall have occurred and be continuing and the Administrative Agent shall have given notice to the Pledgor of the Administrative Agent's intent to exercise its corresponding rights pursuant to Section 5.1(b), the Pledgor shall be permitted to receive all cash dividends paid in respect of the Pledged Stock, in each case paid in the normal course of business of SPCC and consistent with past practice, to the extent permitted in the Credit Agreement, and to exercise all voting and corporate or other organizational rights with respect to the Pledged Stock; provided, however, that no vote shall be cast or corporate or other organizational right exercised or other action taken which, in the Administrative Agent's reasonable judgment, would impair the Pledged Stock or which would be inconsistent with or result in any violation of any provision of the Credit Agreement, this Agreement or any other Loan Document.

     (b) If an Event of Default shall occur and be continuing and the Administrative Agent shall give notice of its intent to exercise such rights to the Pledgor, (i) the Administrative Agent shall have the right to receive any and all cash dividends, payments or other Proceeds paid in respect of the Pledged Stock and make application thereof to the Obligations in such order as the Administrative Agent may determine, and (ii) any or all of the Pledged Stock shall be registered in the name of the Administrative Agent or its nominee, and the Administrative Agent or its nominee may thereafter exercise
(x) all voting, corporate and other rights pertaining to such Pledged Stock at any meeting of shareholders of SPCC or otherwise and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Pledged Stock as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Stock upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other organizational structure of SPCC, or upon the exercise by the Pledgor or the Administrative Agent of any right, privilege or option pertaining to such Pledged Stock, and in connection therewith, the right to deposit and deliver any and all of the Pledged Stock with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Administrative Agent may determine), all without liability except to account for property actually received by it, but the Administrative Agent shall have no duty to the Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

     (c) The Pledgor hereby authorizes and instructs SPCC to (i) comply with any instruction received by it from the Administrative Agent in writing that
(x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from the Pledgor, and the Pledgor agrees that SPCC shall be fully protected in so complying, and (ii) unless otherwise expressly permitted hereby, pay any dividends or other payments with respect to the Pledgor directly to the Administrative Agent.

     5.2 Proceeds to be Turned Over To Administrative Agent. If an Event of Default shall occur and be continuing, all Proceeds received by the Pledgor consisting of cash, checks and other near-cash items shall be held by the Pledgor in trust for the Administrative Agent and the Lenders, segregated from other funds of the Pledgor, and shall, forthwith upon receipt by the Pledgor, be turned over to the Administrative Agent in the exact form received by the Pledgor (duly indorsed by the Pledgor to the Administrative Agent, if required). All Proceeds received by the Administrative Agent hereunder shall be held by the Administrative Agent in a Collateral Account maintained under its sole dominion and control. All Proceeds while held by the Administrative Agent in a Collateral Account (or by the Pledgor in trust for the Administrative Agent and the Lenders) shall continue to be held as collateral security for all the Obligations and shall not constitute payment thereof until applied as provided in Section 5.3.

     5.3 Application of Proceeds. At such intervals as may be agreed upon by the Pledgor and the Administrative Agent, or, if an Event of Default shall have occurred and be continuing, at any time at the Administrative Agent's election, the Administrative Agent may apply all or any part of Proceeds constituting Collateral, whether or not held in any Collateral Account, in payment of the Obligations in such order as the Administrative Agent may elect, and any part of such funds which the Administrative Agent elects not so to apply and deems not required as collateral security for the Obligations shall be paid over from time to time by the Administrative Agent to the Pledgor or to whomsoever may be lawfully entitled to receive the same. Any balance of such Proceeds remaining after the Obligations shall have been paid in full and the Commitments shall have terminated shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive the same.

     5.4 Code and Other Remedies. (a) If an Event of Default shall occur and be continuing, the Administrative Agent, on behalf of the Lenders, may exercise, in addition to all other rights and remedies granted to them in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a secured party under the New York UCC or any other applicable law. Without limiting the generality of the foregoing, the Administrative Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon the Pledgor or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker's board or office of the Administrative Agent or any Lender or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Administrative Agent or any Lender shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in the Pledgor, which right or equity is hereby waived and released. The Administrative Agent shall apply the net proceeds of any action taken by it pursuant to this Section 5.4, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Administrative Agent and the Lenders hereunder, including, without limitation, reasonable attorneys' fees and disbursements, to the payment in whole or in part of the Obligations, in such order as the Administrative Agent may elect, and only after such application and after the payment by the Administrative Agent of any other amount required by any provision of law, including, without limitation, Section 9-615(a)(3) of the New York UCC, need the Administrative Agent account for the surplus, if any, to the Pledgor. To the extent permitted by applicable law, the Pledgor waives all claims, damages and demands it may acquire against the Administrative Agent or any Lender arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition.

          (b) Notwithstanding anything contained herein to the contrary, so long as: (A) the ratio of (i) the market value (determined by the average of the daily market prices of shares of Common Stock of SPCC for the preceding 30 consecutive trading days) of the Pledged Stock to (ii) the Obligations shall not, at any time, be less than 1.5; and (B) the Founding Stockholders and their Affiliates (or permitted successors under the SPCC Charter) own (excluding the Pledged Stock and the Excluded SPCC Shares) less than 30% of the outstanding Common Shares (as such terms are defined in the SPCC Charter) of SPCC , provided, that if the SPCC Charter shall have been amended, in form and substance satisfactory to the Administrative Agent, to conform Section 4.9 of the SPCC Charter to Section 4.2 of the SPCC Stockholders' Agreement such that all of the outstanding shares of Class A Common Stock of SPCC shall automatically convert to shares of Common Stock of SPCC if the Class A Common Stock (without considering the Common Stock) owned by Founding Stockholders and their respective Affiliates shall represent less than 35% of the outstanding Common Shares (as such terms are defined in the SPCC Charter) of SPCC, then, for purpose of calculating the percentage ownership for this clause (B) of the Founding Stockholders and their respective Affiliates (or permitted successors under the SPCC Charter), all shares of Common Stock owned by such Persons shall be excluded, and provided, further, that this clause (B) shall be null and void and of no further effect if SPCC shall have agreed in writing, in form and substance satisfactory to the Administrative Agent, to consent and grant to the Administrative Agent registration rights on the same terms as set forth in Section 5.5, which rights shall be exercisable at such time and upon the request of the Administrative Agent of registration of all or a portion of the Pledged Stock pursuant to Section 5.5; the Administrative Agent shall not, during the first 90 days after the occurrence of an Event of Default and the giving of notice by the Administrative Agent of its intent to sell the Pledged Stock (the "Structured Foreclosure Period"), sell the Pledged Stock without the prior consent of the Pledgor, which consent shall not be unreasonably withheld. During the Structured Foreclosure Period, the Pledgor and the Borrower shall use their best efforts to identify a suitable purchaser for the Pledged Stock.

     5.5 Registration Rights. (a) If the Administrative Agent shall determine to exercise its right to sell any or all of the Pledged Stock pursuant to
Section 5.4, and if in the opinion of the Administrative Agent it is necessary or advisable to have the Pledged Stock, or that portion thereof to be sold, registered under the provisions of the Securities Act, the Pledgor will use its best efforts to cause SPCC thereof to (i) execute and deliver, and cause the directors and officers of SPCC to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts as may be, in the opinion of the Administrative Agent, necessary or advisable to register the Pledged Stock, or that portion thereof to be sold, under the provisions of the Securities Act, (ii) to file a registration statement relating thereto under the provisions of the Securities Act as promptly as practicable, and in no event later than 5 days after the end of the Structured Foreclosure Period, (iii) use its best efforts to cause such registration statement to become effective within 60 days after the end of the Structured Foreclosure Period and to remain effective for a period of one year from the date of the first public offering of the Pledged Stock, or that portion thereof to be sold, and (iv) make all amendments thereto and/or to the related prospectus which, in the opinion of the Administrative Agent, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto. The Pledgor agrees to cause SPCC to comply with the provisions of the securities or "Blue Sky" laws of any and all jurisdictions which the Administrative Agent shall designate and to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) which will satisfy the provisions of Section 11(a) of the Securities Act. The Pledgor shall use its best efforts to cause the number of shares of common stock authorized for trading on the New York Stock Exchange to be sufficient to cover the Pledged Stock upon conversion into shares of common stock of SPCC in accordance with the SPCC Charter.

     (b) The Pledgor recognizes that the Administrative Agent may be unable to effect a public sale of any or all the Pledged Stock, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner. Subject to Section 5.4(b), the Administrative Agent shall be under no obligation to delay a sale of any of the Pledged Stock for the period of time necessary to permit SPCC to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if SPCC would agree to do so.

     (c) The Pledgor agrees to use its best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Stock pursuant to this Section 5.5 valid and binding and in compliance with any and all other applicable Requirements of Law. The Pledgor further agrees that a breach of any of the covenants contained in this Section 5.5 will cause irreparable injury to the Administrative Agent and the Lenders, that the Administrative Agent and the Lenders have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 5.5 shall be specifically enforceable against the Pledgor, and the Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred under the Credit Agreement.

     5.6 Deficiency. The Pledgor shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay the Obligations and the fees and disbursements of any attorneys employed by the Administrative Agent or any Lender to collect such deficiency.

                     Section 6. THE ADMINISTRATIVE AGENT

     6.1 Administrative Agent's Appointment as Attorney-in-Fact, etc. (a) The Pledgor hereby irrevocably constitutes and appoints the Administrative Agent and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Pledgor and in the name of the Pledgor or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, the Pledgor hereby gives the Administrative Agent the power and right, on behalf of the Pledgor, without notice to or assent by the Pledgor, to do any or all of the following:

          (i) in the name of the Pledgor or its own name, or otherwise, take possession of and indorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due with respect to any Collateral and file any claim or take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by the Administrative Agent for the purpose of collecting any and all such moneys due with respect to any Collateral whenever payable;

          (ii) pay or discharge taxes and Liens levied or placed on or threatened against the Collateral, effect any repairs or any insurance called for by the terms of this Agreement and pay all or any part of the premiums therefor and the costs thereof;

          (iii) execute, in connection with any sale provided for in Section
     5.4 or 5.5, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral; and

          (iv) (1) direct any party liable for any payment under any of the Collateral to make payment of any and all moneys due or to become due thereunder directly to the Administrative Agent or as the Administrative Agent shall direct; (2) ask or demand for, collect, and receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of Collateral; (3) commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any portion thereof and to enforce any other right in respect of any Collateral; (4) defend any suit, action or proceeding brought against the Pledgor with respect to any Collateral; (5) settle, compromise or adjust any such suit, action or proceeding and, in connection therewith, give such discharges or releases as the Administrative Agent may deem appropriate; and (6) subject to Section 5.4(b), generally, sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Administrative Agent were the absolute owner thereof for all purposes, and do, at the Administrative Agent's option and the Pledgor's expense, at any time, or from time to time, all acts and things which the Administrative Agent deems necessary to protect, preserve or realize upon the Collateral and the Administrative Agent's and the Lenders' security interests therein and to effect the intent of this Agreement, all as fully and effectively as the Pledgor might do.

     Anything in this Section 6.1(a) to the contrary notwithstanding, the Administrative Agent agrees that it will not exercise any rights under the power of attorney provided for in this Section 6.1(a) unless an Event of Default shall have occurred and be continuing.

     (b) If the Pledgor fails to perform or comply with any of its agreements contained herein, the Administrative Agent, at its option, but without any obligation so to do, may perform or comply, or otherwise cause performance or compliance, with such agreement.

     (c) The expenses of the Administrative Agent incurred in connection with actions undertaken as provided in this Section 6.1, together with interest thereon at a rate per annum equal to the highest rate per annum at which interest would then be payable on any category of past due Loans under the Credit Agreement, from the date of payment by the Administrative Agent to the date reimbursed by the Pledgor, shall be payable by the Pledgor to the Administrative Agent on demand.

     (d) The Pledgor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until this Agreement is terminated and the security interests created hereby are released.

     6.2 Duty of Administrative Agent. The Administrative Agent's sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the New York UCC or otherwise, shall be to deal with it in the same manner as the Administrative Agent deals with similar property for its own account. Neither the Administrative Agent, any Lender nor any of their respective officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of the Pledgor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The powers conferred on the Administrative Agent and the Lenders hereunder are solely to protect the Administrative Agent's and the Lenders' interests in the Collateral and shall not impose any duty upon the Administrative Agent or any

Lender to exercise any such powers. The Administrative Agent and the Lenders shall be accountable only for amounts that they actually receive as a result of the exercise of such powers, and neither they nor any of their officers, directors, employees or agents shall be responsible to the Pledgor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct.

     6.3 Execution of Financing Statements. Pursuant to any applicable law, the Pledgor authorizes the Administrative Agent to file or record financing statements and other filing or recording documents or instruments with respect to the Collateral without the signature of the Pledgor in such form and in such offices as the Administrative Agent determines appropriate to perfect the security interests of the Administrative Agent under this Agreement. The Pledgor hereby ratifies and authorizes the filing by the Administrative Agent of any financing statement with respect to the Collateral made prior to the date hereof.

     6.4 Authority of Administrative Agent. The Pledgor acknowledges that the rights and responsibilities of the Administrative Agent under this Agreement with respect to any action taken by the Administrative Agent or the exercise or non-exercise by the Administrative Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Agreement shall, as between the Administrative Agent and the Lenders, be governed by the Credit Agreement and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Administrative Agent and the Pledgor, the Administrative Agent shall be conclusively presumed to be acting as agent for the Lenders with full and valid authority so to act or refrain from acting, and the Pledgor shall not be under any obligation, or entitlement, to make any inquiry respecting such authority.

                           Section 7. MISCELLANEOUS

     7.1 Amendments in Writing. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except in accordance with Section 9.1 of the Credit Agreement.

     7.2 Notices. All notices, requests and demands to or upon the Administrative Agent or the Pledgor hereunder shall be effected in the manner provided for in Section 9.2 of the Credit Agreement (in the case of the Pledgor, as provided for the Borrower).

     7.3 No Waiver by Course of Conduct; Cumulative Remedies. Neither the Administrative Agent nor any Lender shall by any act (except by a written instrument pursuant to Section 7.1), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default. No failure to exercise, nor any delay in exercising, on the part of the Administrative Agent or any Lender, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Administrative Agent or any Lender of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Administrative Agent or such Lender would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law.

     7.4 Enforcement Expenses; Indemnification. (a) The Pledgor agrees to pay or reimburse each Lender and the Administrative Agent for all its costs and expenses incurred in enforcing or preserving any rights under this Agreement and the other Loan Documents, including, without limitation, the fees and disbursements of counsel (including the allocated fees and expenses of in-house counsel) to each Lender and of counsel to the Administrative Agent.

     (b) The Pledgor agrees to pay, and to save the Administrative Agent and the Lenders harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

     (c) The agreements in this Section 7.4 shall survive repayment of the Obligations and all other amounts payable under the Credit Agreement and the other Loan Documents.

     7.5 Successors and Assigns. This Agreement shall be binding upon the successors and assigns of the Pledgor and shall inure to the benefit of the Administrative Agent and the Lenders and their successors and assigns; provided that the Pledgor may not assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of the Administrative Agent.

     7.6 Set-Off. The Pledgor hereby irrevocably authorizes the Administrative Agent and each Lender at any time and from time to time while an Event of Default pursuant to Section 7 of the Credit Agreement shall have occurred and be continuing, without notice to the Pledgor, any such notice being expressly waived by the Pledgor, to set-off and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by the Administrative Agent or such Lender to or for the credit or the account of the Pledgor, or any part thereof in such amounts as the Administrative Agent or such Lender may elect, against and on account of the obligations and liabilities of the Pledgor to the Administrative Agent or such Lender hereunder and claims of every nature and description of the Administrative Agent or such Lender against the Pledgor, in any currency, whether arising hereunder, under the Credit Agreement, any other Loan Document or otherwise, as the Administrative Agent or such Lender may elect, whether or not the Administrative Agent or any Lender has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The Administrative Agent and each Lender shall notify the Pledgor promptly of any such set-off and the application made by the Administrative Agent or such Lender of the proceeds thereof, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Administrative Agent and each Lender under this Section 7.6 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Administrative Agent or such Lender may have.

     7.7 Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

     7.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     7.9 Section Headings. The Section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

     7.10 Integration. This Agreement and the other Loan Documents represent the agreement of the Pledgor, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to subject matter hereof and thereof not expressly set forth or referred to herein or in the other Loan Documents.

     7.11 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

     7.12 Submission To Jurisdiction; Waivers. The Pledgor hereby irrevocably and unconditionally:

     (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

     (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

     (c) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Pledgor at its address referred to in Section 7.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

     (d) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

     (e) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

     7.13 Acknowledgements. The Pledgor hereby acknowledges that:

     (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents to which it is a party;

     (b) neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Pledgor arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Pledgor, and the Administrative Agent and Lenders, in connection herewith or therewith is solely that of debtor and creditor; and

     (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Pledgor and the Lenders.

     7.14 Releases. (a) At such time as the Loans, the other Obligations shall have been paid in full, and the Commitments have been terminated, the Collateral shall be released from the Liens created hereby, and this Agreement and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and the Pledgor hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to the Pledgor. At the request and sole expense of the Pledgor following any such termination, the Administrative Agent shall deliver to the Pledgor any Collateral held by the Administrative Agent hereunder, and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.

     (b) If any of the Collateral shall be sold, transferred or otherwise disposed of by the Pledgor in a transaction permitted by the Credit Agreement, then the Administrative Agent, at the request and sole expense of the Pledgor, shall execute and deliver to the Pledgor all releases or other documents reasonably necessary or desirable for the release of the Liens created hereby on such Collateral.

     7.15 WAIVER OF JURY TRIAL. THE PLEDGOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

     IN WITNESS WHEREOF, each of the undersigned has caused this Stock Pledge Agreement to be duly executed and delivered as of the date first above written.

                               SPHC II INCORPORATED



                               By:
                                  --------------------------------------
                                  Name:
                                  Title:






                               BANCO INBURSA, S.A., Institucion de
                               Banca Multiple, Grupo Financiero
                               Inbursa, as Administrative Agent


                               By:
                                  --------------------------------------
                                  Name:
                                  Title:

                                                                    Schedule 1
                                                                    ----------

                                DESCRIPTION OF PLEDGED STOCK

      Issuer               Class of Stock      Stock Certificate No.      No. of Shares
---------------------  --------------------  -------------------------  ------------------
Southern Peru Copper      Class A Common             No. 1                 43,348,949
    Corporation                Stock

                                ACKNOWLEDGEMENT

          The undersigned hereby acknowledges receipt of a copy of the Stock Pledge Agreement dated as of March 31, 2003 (the "Agreement") made by SPHC II Incorporated for the benefit of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, as Administrative Agent.

                               SOUTHERN PERU COPPER CORPORATION




                               By:_______________________________________
                                  Name:
                                  Title:


                               Address for Notices:

                               -----------------------------------------


                               -----------------------------------------


                               -----------------------------------------


                               Fax: